     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 1, 1996

                                                       REGISTRATION NO. 33-20658
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM N-14

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

      Pre-Effective, Amendment No. / /    Post-Effective Amendment No. / /
                        (Check appropriate box or boxes)
                            ------------------------

                                 EMERALD FUNDS
                Exact Name of Registrant as Specified in Charter

                                 (614) 470-8000
                         Area Code and Telephone Number

                               3435 STELZER ROAD
                           COLUMBUS, OHIO 43219-3035
                     Address of Principal Executive Offices

                                JEFFREY A. DALKE
                             DRINKER BIDDLE & REATH
                    1100 PHILADELPHIA NATIONAL BANK BUILDING
                              1345 CHESTNUT STREET
                        PHILADELPHIA, PENNSYLVANIA 19107
                     Name and Address of Agent for Service

    Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933.

    It is proposed that this filing will become effective April 1, 1996 pursuant to Rule 488 under the Securities Act of 1933.

    Calculation of Registration Fee under the Securities Act of 1933: No filing fee is required because an indefinite number of shares have previously been registered on Form N-1A (Registration No. 33-20658) pursuant to Rule 24f-2 under the Investment Company Act of 1940. The registrant is filing as an exhibit to this Registration Statement a copy of its earlier declaration under Rule 24f-2. Pursuant to Rule 429, this Registration Statement relates to the aforesaid registration statement on Form N-1A.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 EMERALD FUNDS
                                   FORM N-14
                             CROSS REFERENCE SHEET
                            PURSUANT TO RULE 481(A)

ITEM NO.                                                                             PROSPECTUS HEADING
-----------------------------------------------------------------  ------------------------------------------------------

       1.  Beginning of Registration Statement and Outside Front
            Cover Page...........................................  Cover Page

       2.  Beginning and Outside Back Cover Page.................  Table of Contents

       3.  Fee Table, Synopsis Information and Risk Factors......  Comparative Fee Tables; Summary; Risk Factors

       4.  Information About the Transaction.....................  Information Relating to the Proposed Reorganization;
                                                                    Comparison of the Funds

       5.  Information About the Registrant......................  Summary; Comparison of the Funds; Additional
                                                                    Information About the Funds

       6.  Information About the Company Being Acquired..........  Summary; Comparison of the Funds; Additional
                                                                    Information About the Funds

       7.  Voting Information....................................  Summary; Information Relating to Voting Matters

       8.  Interest of Certain Persons and Experts...............  Additional Information About the Funds

       9.  Additional Information Required for Reoffering by
            Persons Deemed to be Underwriters....................  Inapplicable

                                EMERALD FUNDS
                     Prime Trust and Treasury Trust Funds


                                                                  April 1, 1996


Dear Shareholder:

   The Board of Trustees of Emerald Funds (the "Company") is pleased to call a special shareholders meeting concerning matters that are important to you.

   At the meeting shareholders will be asked to consider the combination of the Emerald Prime Trust Fund and Treasury Trust Fund with the Emerald Prime Fund and Treasury Fund. The formal Notice of Special Meeting of Shareholders and a Combined Proxy Statement/Prospectus describing this matter in detail are enclosed, as is a form of Proxy for your use. IT IS IMPORTANT THAT YOU RETURN THE PROXY WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING.

   The proposed combination provides that the assets and liabilities of the Emerald Prime Trust and Treasury Trust Funds (the "Transferor Funds") will be transferred to the Emerald Prime Fund and Treasury Fund, respectively (the "Surviving Funds"), and that shareholders will exchange their shares of the Transferor Funds for shares of the Surviving Funds having the same value.

   In connection with its recommendation of the proposed combination to shareholders, the Board of Trustees of the Company considered that the total assets of the Surviving Funds are considerably greater than those of the Transferor Funds. The Board believes that the investment and other operations of the Transferor Funds can be conducted more efficiently through their combination with the Surviving Funds, and that the proposed reorganization is in the interests of the Funds and their shareholders. The Board has also considered that the investment objectives, policies and restrictions of each Surviving Fund are the same as those of its corresponding Transferor Fund; that both the Surviving Funds and the Transferor Funds receive investment advisory services from Barnett Banks Trust Company, N.A.; and that the procedures for purchasing and redeeming shares of the respective Funds are essentially the same.

   Because the matters described in the attached materials are important to you, I urge you to complete and return the enclosed proxy promptly to ensure that your shares are represented at the meeting. I also urge you to vote "FOR" the proposed transaction.

                                       Sincerely,



                                       Chesterfield H. Smith
                                       Chairman

                                 EMERALD FUNDS
                               3435 STELZER ROAD
                           COLUMBUS, OHIO 43219-3035

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                  OF THE PRIME TRUST AND TREASURY TRUST FUNDS

                           To be held on May 10, 1996

To the Shareholders of the
        Prime Trust and Treasury Trust Funds,
       Investment Portfolios Offered by
       Emerald Funds

    NOTICE IS HEREBY GIVEN THAT a Special Meeting of Shareholders of the PRIME TRUST AND TREASURY TRUST FUNDS, two investment portfolios offered by Emerald Funds (the "Company"), will be held at the Company's offices, 3435 Stelzer Road, Columbus, Ohio 43219-3035 on May 10, 1996 at 10:00 a.m., local time, for the following purposes:

    ITEM 1. To approve or disapprove a Plan of Reorganization and the transactions contemplated thereby, including the transfer of all of the assets and liabilities of the Company's Prime Trust Fund and Treasury Trust Fund (the "Transferor Funds") to the Company's Prime Fund and Treasury Fund, respectively (the "Surviving Funds"), in exchange for Emerald Shares of the Surviving Funds, and a liquidating distribution of such shares to shareholders of the Transferor Funds.

    ITEM 2. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

    YOUR TRUSTEES RECOMMEND THAT YOU VOTE IN FAVOR OF ITEM 1.

    The proposed  reorganization  and  related  matters  are  described  in  the
attached   Combined  Proxy   Statement/Prospectus.  A   copy  of   the  Plan  of
Reorganization is appended as Appendix A thereto.

    Shareholders of record as of the close of business on March 15, 1996 are entitled to notice of, and to vote at, the Special Meeting or any adjournment thereof.

    SHAREHOLDERS ARE REQUESTED TO EXECUTE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE THE ACCOMPANYING PROXY CARD WHICH IS BEING SOLICITED BY THE BOARD OF TRUSTEES OF THE COMPANY. THIS IS IMPORTANT TO ENSURE A QUORUM AT THE MEETING. PROXIES MAY BE REVOKED AT ANY TIME BEFORE THEY ARE EXERCISED BY SUBMITTING TO THE COMPANY A WRITTEN NOTICE OF REVOCATION OR A SUBSEQUENTLY EXECUTED PROXY OR BY ATTENDING THE MEETING AND ELECTING TO VOTE IN PERSON.

                                          By the Order of the
                                          Board of Trustees

                                          JEFFREY A. DALKE
                                          SECRETARY
April   , 1996

                      COMBINED PROXY STATEMENT/PROSPECTUS
                              DATED APRIL 1, 1996
                                 EMERALD FUNDS
                  3435 STELZER ROAD, COLUMBUS, OHIO 43219-3035
                              PHONE (800) 367-5905

    This Combined Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies by the Board of Trustees of Emerald Funds (the "Company") for use at a Special Meeting of Shareholders of the Company's Prime Trust Fund and Treasury Trust Fund (the "Transferor Funds") to be held at 10:00 a.m., local time, on May 10, 1996 at the Company's offices, 3435 Stelzer Road, Columbus, Ohio 43219-3035, or any adjournment thereof (the "Meeting"). At the Meeting shareholders of the Transferor Funds will be asked to consider and approve a proposed Plan of Reorganization dated as of February , 1996 and the transactions contemplated thereby.

    The Transferor Funds and the Company's Prime Fund and Treasury Fund (the "Surviving Funds") are separate money market portfolios of the Company, which is registered as an open-end management company under the Investment Company Act of 1940 (the "1940 Act"). The investment objective, policies and fundamental limitations of the Prime Trust Fund and the Prime Fund are the same, and those of the Treasury Trust Fund and the Treasury Fund are the same. In addition, the purchase and redemption policies of each of these Funds are substantially similar and, except for the sub-adviser for the Transferor Funds, the service providers for each of the Funds are the same. As discussed in this Combined Proxy Statement/Prospectus, the original reasons for the separate organization of the Transferor Funds no longer exist, and management of the Company believes that because of their relatively smaller size, the investment and other operations of the Transferor Funds would be conducted more efficiently through their reorganization into the Surviving Funds.

    The Plan of Reorganization provides that, if approved by shareholders of a Transferor Fund at the Meeting, all assets and liabilities of the Transferor Fund will be transferred to the corresponding Surviving Fund in exchange for Emerald Shares of the Surviving Fund, and that the Transferor Fund will make a liquidating distribution of such shares such that each shareholder of a Transferor Fund will hold, immediately after the effective time of the reorganization, a like number of full and fractional Emerald Shares in the corresponding Surviving Fund.

    This Combined Proxy Statement/Prospectus sets forth concisely the information that a shareholder of the Transferor Funds should know before voting on the Plan of Reorganization and should be retained for future reference. A Prospectus relating to the Surviving Funds and their shares dated April 1, 1996, which describes the operations of the Surviving Funds, accompanies this Combined Proxy Statement/Prospectus. Additional information is set forth in the Statement of Additional Information dated April 1, 1996 relating to this Combined Proxy Statement/Prospectus. That Statement of Additional Information is on file with the Securities and Exchange Commission (the "SEC") and is available without charge upon oral or written request by writing or calling the Company at the address or telephone number indicated above. The information contained in the aforesaid Prospectus and Statement of Additional Information is incorporated herein by reference.

    This Combined Proxy Statement/Prospectus constitutes the Transferor Funds' proxy statement for the Meeting, and the Prospectus for the shares of the Surviving Funds that have been registered with the SEC in connection with the reorganization.

    This   Combined  Proxy  Statement/Prospectus  is  expected  to  be  sent  to shareholders of the Transferor Funds on or about April 8, 1996.

    SHARES OF THE TRANSFEROR AND SURVIVING FUNDS (COLLECTIVELY, THE "FUNDS") ARE NOT BANK DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, BARNETT BANKS TRUST COMPANY, N.A. OR ANY OF ITS AFFILIATES, AND ARE NOT FEDERALLY INSURED BY, GUARANTEED BY OR OBLIGATIONS OF, OR OTHERWISE SUPPORTED BY THE U.S. GOVERNMENT, THE FDIC, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENTAL AGENCY. WHILE THE FUNDS WILL ATTEMPT TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE, THERE CAN BE NO ASSURANCE THAT THEY WILL BE ABLE TO DO SO ON A CONTINUOUS BASIS. INVESTMENT IN THE FUNDS INVOLVES INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. IN ADDITION, THE DIVIDENDS PAID BY THE FUNDS WILL FLUCTUATE.

BARNETT BANKS TRUST COMPANY, N.A. SERVES AS INVESTMENT ADVISER TO THE FUNDS, IS PAID A FEE FOR ITS SERVICES TO THE SURVIVING FUNDS, AND IS NOT AFFILIATED WITH EMERALD ASSET MANAGEMENT, INC., THE FUNDS' DISTRIBUTOR.

THE SECURITIES OF THE SURVIVING FUNDS HAVE NOT BEEN APPROVED OR DISAPPROVED BY
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION,
    NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON  THE ACCURACY OR  ADEQUACY OF THIS  COMBINED
       PROXY   STATEMENT/PROSPECTUS.  ANY     REPRESENTATION  TO  THE
                        CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON  HAS  BEEN  AUTHORIZED  TO  GIVE ANY  INFORMATION  OR  TO  MAKE  ANY
  REPRESENTATIONS   OTHER  THAN  THOSE  CONTAINED  IN  THIS  COMBINED  PROXY
    STATEMENT/PROSPECTUS  AND  IN  THE  MATERIALS  EXPRESSLY  INCORPORATED
      HEREIN  BY REFERENCE AND, IF GIVEN  OR MADE, SUCH OTHER INFORMATION
       OR REPRESENTATIONS  MUST NOT  BE RELIED  UPON AS  HAVING  BEEN
                                   AUTHORIZED BY THE COMPANY.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
SUMMARY....................................................................................................           4
  Proposed Reorganization..................................................................................           4
  Reasons for Reorganization...............................................................................           4
  Federal Income Tax Consequences..........................................................................           4
  Comparison of the Funds..................................................................................           4
  Comparative Fee Tables...................................................................................           6
  Voting Information.......................................................................................           8
  Risk Factors.............................................................................................           8

INFORMATION RELATING TO THE PROPOSED REORGANIZATION........................................................           9
  Description of the Plan of Reorganization................................................................           9
  Board Consideration......................................................................................          10
  Capitalization...........................................................................................          10
  Federal Income Tax Consequences..........................................................................          11

COMPARISON OF THE FUNDS....................................................................................          11
  Investment Objectives and Policies.......................................................................          11
  Other Information........................................................................................          11

INFORMATION RELATING TO VOTING MATTERS.....................................................................          12
  General Information......................................................................................          12
  Shareholder and Board Approval...........................................................................          12
  Quorum...................................................................................................          13
  Annual Meetings..........................................................................................          13

ADDITIONAL INFORMATION ABOUT THE FUNDS.....................................................................          14

OTHER BUSINESS.............................................................................................          14

SHAREHOLDER INQUIRIES......................................................................................          14

Appendix A -- Plan of Reorganization.......................................................................         A-1

                                    SUMMARY

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION RELATING TO THE PROPOSED REORGANIZATION, AND IS QUALIFIED BY REFERENCE TO THE MORE COMPLETE INFORMATION CONTAINED ELSEWHERE IN THIS COMBINED PROXY STATEMENT/PROSPECTUS, INCLUDING THE PLAN OF REORGANIZATION ATTACHED AS APPENDIX A HERETO, AND IN THE PROSPECTUSES AND STATEMENT OF ADDITIONAL INFORMATION OF THE FUNDS.

    PROPOSED REORGANIZATION: The Board of Trustees of the Company has approved the Plan of Reorganization, which is being recommended to the shareholders of the Transferor Funds for approval at the Meeting. Subject to such approval, the Plan of Reorganization provides for the acquisition by the Prime Fund of all of the assets and liabilities of the Prime Trust Fund, and the acquisition by the Treasury Fund of all of the assets and liabilities of the Treasury Trust Fund (such assets subject to such liabilities are called the "Assets") in exchange for Emerald Shares of the respective Surviving Funds, and a liquidating distribution of such shares.

    As a result of the proposed reorganization, each shareholder of a Transferor Fund will become a shareholder of the corresponding Surviving Fund and will hold, immediately after the time the reorganization becomes effective (the "Effective Time of the Reorganization"), the same number of Emerald Shares of the corresponding Surviving Fund, with the same value, as the number of shares the shareholder held in the particular Transferor Fund immediately before the Effective Time of the Reorganization.

    For  further  information,  see   "Information  Relating  to  the   Proposed
Reorganization -- Description of the Plan of Reorganization."

    REASONS FOR REORGANIZATION: When the Transferor Funds were organized in 1988, legal questions existed under federal and state law regarding the ability of Barnett Banks Trust Company, N.A. ("Barnett"), the Company's investment adviser, to invest the assets of certain of its fiduciary accounts over which it exercised investment discretion in investment portfolios from which it received investment advisory fees. Since that time these questions have been clarified through the Federal Office of the Comptroller of the Currency in published letters and legislative action in Florida and other states, and the original reasons for the organization of the Transferor Funds have been removed. In connection with its approval of the Plan of Reorganization, the Company's Board of Trustees noted that the investment objective, policies and fundamental investment limitations of each Transferor Fund were the same as the corresponding Surviving Fund; that the total assets of the Surviving Funds were considerably greater than those of the Transferor Funds; that the annualized ordinary operating expense ratios (that is, the ratio of ordinary operating expenses to average daily net assets) of the Surviving Funds before fee waivers, have historically been lower than those for the corresponding Transferor Funds and that on a net basis, after fee waivers, these ratios have been comparable; and that the service providers for each of the Funds were the same, except for the Transferor Funds' sub-adviser. Management of the Company believes that because of their relatively smaller size, the investment and other operations of the Transferor Funds would be conducted more efficiently through their reorganization with the Surviving Funds, and that the proposed reorganization is in the interests of the Transferor Funds and their shareholders. See "Information Relating to the Proposed Reorganization -- Board Consideration."

    FEDERAL INCOME TAX CONSEQUENCES: Consummation of the reorganization will not give rise to tax liability for federal income tax purposes to any of the Funds or their respective shareholders. See "Information Relating to the Proposed Reorganization -- Federal Income Tax Consequences."

    COMPARISON OF THE FUNDS: The Surviving Funds and their Emerald Shares are described in the Prospectus dated April 1, 1996 that accompanies this Combined Proxy Statement/Prospectus. The investment objective and policies of each Transferor Fund and its corresponding Surviving Fund are the same. Investment advisory, administration and distribution services are provided to each of the

Funds by Barnett, BISYS Fund Services Limited Partnership ("BISYS") and Emerald Asset Management, Inc. ("EAM"), respectively. In addition, both Funds receive transfer agency services from DST Systems, Inc. and custodial services from The Bank of New York.

    The procedures for purchasing and redeeming shares of the Transferor Funds are essentially the same as those for Emerald Shares of the Surviving Funds, except that currently purchase and redemption orders for shares of the Transferor Funds must be received by 12:00 noon (Eastern time) in order to be processed the same day; orders for Emerald Shares of the Surviving Funds must be received by 2:00 p.m. (Eastern time) for same day processing. Additionally, dividends on net investment income for both the Transferor and Surviving Funds are declared daily and paid monthly within five business days after the end of the month. Net capital gains distributions for the Funds, if any, are made at least annually after any reductions for capital loss carryforwards.

    The annualized ratio of expenses to average net assets (net of fee waivers) of shares of both the Prime Trust and Treasury Trust Funds was 0.40% for the fiscal year ended November 30, 1995. Without fee waivers the ratios would have been .46% and .45%, respectively. The annualized ratios of operating expenses to average net assets (net of fee waivers) of Emerald Shares of the Prime and Treasury Funds for the same period were .37% and .40% respectively. Without voluntary fee waivers, these ratios would have been .39% and .42%, respectively.

    Barnett is not entitled to any compensation from the Transferor Funds for its advisory services. For the services provided and expenses assumed pursuant to its Sub-Advisory Agreement, Rodney Square Management Corporation, as sub-adviser for the Transferor Funds (the "Sub-Adviser"), is entitled to receive a fee from each Fund, calculated daily and payable monthly, at the annual rate of .15% of each Fund's average daily net assets. The Sub-Adviser and BISYS, as the Company's administrator, have each voluntarily agreed to waive their sub-advisory and administration fees with respect to the Transferor Funds to the extent that the Funds' annualized ratios of ordinary operating expenses to average net assets, calculated daily, exceeds .40%. As investment adviser to the Surviving Funds, Barnett is entitled to advisory fees that are calculated daily and payable monthly at the annual rate of .25% of each Fund's average daily net assets. Under the terms of the advisory agreement for the Surviving Funds, the fees payable to Barnett are not subject to reduction as the value of each Fund's net assets increases. Barnett has, however, informed the Company of its intention to reduce the annual rate of its advisory fees with respect to these two Funds to the following rates: .25% of the first $600 million of each Fund's net assets; .23% of each Fund's net assets over $600 million but not exceeding $1 billion; .21% of the next $1 billion of each Fund's net assets; and .19% of each Fund's net assets over $2 billion. Barnett and Bisys have also voluntarily agreed to waive their advisory and administrative fees with respect to the Prime and Treasury Funds' Emerald Shares to the extent that the Funds' annualized ratios of ordinary operating expenses to average net assets, calculated daily, exceeds .40%. The foregoing waivers may be terminated in the future by Barnett, the Sub-Adviser or Bisys without the Company's consent. Neither shares of the Transferor Funds nor Emerald Shares of the Surviving Funds are subject to a distribution plan, and do not pay fees to EAM for its distribution services.

    COMPARATIVE FEE TABLES: The following tables (a) compare the fees and expenses of each Transferor Fund and its corresponding Surviving Fund for their fiscal year ended November 30, 1995 and (b) show the estimated fees and expenses on a pro forma basis giving effect to the reorganization. The purpose of these tables is to assist shareholders in understanding the various costs and expenses that investors in the Funds bear as shareholders. The tables do not reflect any charges that may be imposed by Barnett or its affiliates or other institutions directly on their customer accounts in connection with investments in the Funds.

                                    TABLE 1

                                                                                 PRIME TRUST    PRIME
                                                                                    FUND        FUND      PRO FORMA
                                                                                 -----------  ---------  -----------
SHAREHOLDER TRANSACTION EXPENSES:
Maximum Sales Load Imposed on Purchases (as a percentage of offering price)....        None        None        None
Maximum Sales Load Imposed on Reinvested Dividends (as a percentage of offering
 price)........................................................................        None        None        None
Deferred Sales Load (as a percentage of redemption proceeds....................        None        None        None
Redemption Fees................................................................        None        None        None
Exchange Fee...................................................................        None        None        None

ANNUAL FUND OPERATING EXPENSES:
 (as a percentage of average net assets)
Management Fees (after waivers)*...............................................       0.15%       0.23%       0.23%
Other Expenses (after waivers and reimbursements)**............................       0.25%       0.14%       0.13%
                                                                                 -----------  ---------  -----------

TOTAL FUND OPERATING EXPENSES:
 (after waivers and reimbursements)***.........................................       0.40%       0.37%       0.36%
                                                                                 -----------  ---------  -----------
                                                                                 -----------  ---------  -----------

------------------------
  * Management Fees (before waivers) would be .15%, .25% and .25%, respectively. Fee waivers and expense reimbursements reflected in the table are voluntary and may be terminated at any time, with respect to either Fund without the consent of the Funds.

 ** Other Expenses (before waivers and reimbursements) would be 0.31%, 0.14% and 0.13%, respectively.

*** Total  Fund Operating Expenses (before  waivers and reimbursements) would be
    0.46%, 0.39% and 0.38%, respectively.

EXAMPLE:*

    You would pay the following expenses on a $1,000 investment, assuming (1) 5% gross annual return and (2) redemption at the end of each time period:

                                                                                    PRIME TRUST       PRIME
                                                                                       FUND           FUND        PRO FORMA
                                                                                  ---------------  -----------  -------------
1 year..........................................................................     $       4      $       4     $       4
3 years.........................................................................     $      13      $      12     $      12
5 years.........................................................................     $      22      $      21     $      20
10 years........................................................................     $      51      $      47     $      46

------------------------
  * This example should not be considered a representation of future expenses which may be more or less than those shown. The assumed 5% annual return is hypothetical and should not be considered a representation of past or future annual return; actual return may be greater or less than the assumed amount.

                                    TABLE 2

                                                                              TREASURY TRUST    TREASURY
                                                                                   FUND           FUND       PRO FORMA
                                                                              ---------------  -----------  -----------
SHAREHOLDER TRANSACTION EXPENSES:
Maximum Sales Load Imposed on Purchases (as a percentage of offering
 price).....................................................................           None          None         None
Maximum Sales Load Imposed on Reinvested Dividends
 (as a percentage of offering price)........................................           None          None         None
Deferred Sales Load
 (as a percentage of redemption proceeds....................................           None          None         None
Redemption Fees.............................................................           None          None         None
Exchange Fee................................................................           None          None         None
ANNUAL FUND OPERATING EXPENSES:
 (as a percentage of average net assets)
Management Fees (after waivers)*............................................          0.15%         0.24%        0.24%
Other Expenses (after waivers and reimbursements)**.........................          0.25%         0.16%        0.15%
                                                                                     ------    -----------  -----------
TOTAL FUND OPERATING EXPENSES:
 (after waivers and reimbursements)***......................................          0.40%         0.40%        0.39%
                                                                                     ------    -----------  -----------
                                                                                     ------    -----------  -----------

------------------------
  * Management Fees (before waivers) would be 0.15%, 0.25% and 0.25%, respectively. Fee waivers and expense reimbursements reflected in the table are voluntary and may be terminated any time with respect to either Fund without the consent of the Funds.

 ** Other   Expenses  (before  waivers)   would  be  0.30%,   0.17%  and  0.15%,
    respectively.

*** Total Fund Operating  Expenses (before  waivers) would be  0.45%, 0.42%  and
    0.40%, respectively.

EXAMPLE:*

    You would pay the following expenses on a $1,000 investment, assuming (1) 5% gross annual return and (2) redemption at the end of each time period:

                                                                                TREASURY TRUST    TREASURY
                                                                                     FUND           FUND        PRO FORMA
                                                                                ---------------  -----------  -------------
1 year........................................................................     $       4      $       4     $       4
3 years.......................................................................     $      13      $      13     $      13
5 years.......................................................................     $      22      $      22     $      22
10 years......................................................................     $      51      $      51     $      49

------------------------
  * This example should not be considered a representation of future expenses which may be more or less than those shown. The assumed 5% annual return is hypothetical and should not be considered a representation of past or future annual return; actual return may be greater or less than the assumed amount.

    VOTING INFORMATION: This Combined Proxy Statement/Prospectus is being furnished in connection with the solicitation of proxies by the Company's Board of Trustees for use at the Meeting. Only shareholders of record of the Transferor Funds at the close of business on March 15, 1996 will be entitled to vote. Each share or fraction thereof is entitled to one whole or fractional vote. Shares represented by a properly executed proxy will be voted in accordance with the instructions thereon, or if no specification is made, the persons named as proxies will vote in favor of the proposal set forth in the Notice of Special Meeting of Shareholders. Proxies may be revoked at any time before they are exercised by the subsequent execution and submission of a revised proxy, by written notice of revocation to the Company, or by voting in person at the Meeting. For additional information, including a description of the shareholder vote required for approval of the Plan of Reorganization and the transactions contemplated therein, see "Information Relating to Voting Matters."

    RISK FACTORS: Because of the similarities of the investment objectives and policies of the Funds, management believes that an investment in a Surviving Fund involves investment risks that are substantially the same as those of the corresponding Transferor Fund. These investment risks, in general, are those typically associated with investing in a portfolio of money market instruments.

    The Prime Fund and Prime Trust Fund may each invest in foreign securities that are considered attractive by Barnett, but may be subject to potential adverse political and governmental developments and changes in foreign currency exchange rates. Barnett evaluates the rewards and risks presented by all securities purchased by the Funds, and determines, in connection with the management of the Funds, how these securities will be used in furtherance of the Funds' investment objectives. It is possible, however, that these evaluations will prove to be inaccurate or incomplete and, even when accurate and complete, it is possible that a Fund will incur loss. Although each Fund seeks to maintain a stable net asset value of $1.00 per share, there is no assurance that it will be able to do so.

              INFORMATION RELATING TO THE PROPOSED REORGANIZATION

    The terms and conditions under which the reorganization may be consummated are set forth in the Plan of Reorganization. Significant provisions of the Plan of Reorganization are summarized below; however, this summary is qualified in its entirety by reference to the Plan of Reorganization, a copy of which is attached as Appendix A to this Combined Proxy Statement/Prospectus.

    DESCRIPTION OF THE PLAN OF REORGANIZATION: The Plan of Reorganization provides that at the Effective Time of the Reorganization, all of the Assets of each Transferor Fund will be transferred to its corresponding Surviving Fund, such that at and after the Effective Time of the Reorganization the Assets (including liabilities) of the Transferor Fund will become and be the Assets (including liabilities) of the Surviving Fund. In exchange for the transfer of Assets, the Company will issue to each Transferor Fund full and fractional Emerald Shares of the corresponding Surviving Fund, and the Transferor Fund will make a liquidating distribution of such Emerald Shares to its shareholders. The number of Emerald Shares of each Surviving Fund so issued will be equal in number to the number of full and fractional shares representing interests in the corresponding Transferor Fund that are outstanding immediately prior to the Effective Time of the Reorganization. At and after the Effective Time of the Reorganization, all debts, liabilities and obligations of each Transferor Fund will attach to its corresponding Surviving Fund and may thereafter be enforced against the Surviving Fund to the same extent as if they had been incurred by it.

    To facilitate the foregoing, the Company will establish open accounts in the name of each shareholder of a Transferor Fund representing the number of Emerald Shares of the corresponding Surviving Fund owned by the shareholder as a result of the reorganization. The stock transfer books of the Company for the Transferor Funds will be permanently closed as of the close of business on the day immediately preceding the Effective Time of the Reorganization. Redemption requests received thereafter by the Company with respect to the Transferor Funds will be deemed to be redemption requests for Emerald Shares of the Surviving Funds issued in the reorganization. If any Transferor Fund shares held by a Transferor Fund shareholder are represented by a share certificate, the certificate must be surrendered to the Company's transfer agent for cancellation before the Surviving Fund shares issued to the shareholder in the reorganization will be redeemed.

    The reorganization is subject to a number of conditions, including approval of the Plan of Reorganization and the transactions contemplated therein by the shareholders of the Transferor Funds, and the receipt of the legal opinion of Drinker Biddle & Reath that shares of the Surviving Funds issued to shareholders of the Transferor Funds in accordance with the terms of the Plan of Reorganization will be validly issued, fully paid and nonassessable.

    Each shareholder of the Transferor Funds will have the right to receive any unpaid dividends or other distributions that were declared before the Effective Time of the Reorganization with respect to the shares representing interests in the Transferor Funds held by the shareholder immediately prior to the Effective Time of the Reorganization. Assuming satisfaction of the conditions in the Plan of Reorganization, the Effective Time of the Reorganization will be on May , 1996, or such other date as is scheduled by the Company.

    The Plan of Reorganization and the reorganization described therein may be abandoned at any time for any reason prior to the Effective Time of the Reorganization upon the vote of a majority of the Board of Trustees of the Company. The Plan of Reorganization provides further that at any time prior to or (to the fullest extent permitted by law) after approval of the Plan of Reorganization by the shareholders of the Transferor Funds the Company may, upon authorization by the Board of Trustees of the Company, and with or without the approval of the shareholders, amend any of the provisions of the Plan of Reorganization. The Plan of Reorganization provides that in the event the Plan is approved with respect to one but not both of the Transferor Funds, the Board of Trustees may, in the exercise of its reasonable business judgment, either abandon the reorganization with respect to both of the Transferor Funds or direct that the reorganization be consummated to the extent it deems advisable.

    BOARD CONSIDERATION: The Board of Trustees of the Company considered the proposed reorganization at a meeting held on January 31, 1996. At the meeting, the trustees were advised that the original reasons for the organization of the Transferor Funds no longer existed as discussed under "Summary -- Reasons for Reorganization." In addition, the Surviving Funds had substantially greater assets ($2.62 billion as of November 30, 1995) than the Transferor Funds ($254 million as of the same date). The Board was advised that because of their greater size, the investment and other operations of the Surviving Funds were believed to be more efficient than those of the Transferor Funds, and that management believed that the proposed reorganization would benefit the Transferor Funds, the Surviving Funds and their shareholders. These benefits included greater potential portfolio trading efficiencies, such as quantity discounts, better securities execution and reduced portfolio volatility resulting from shareholder purchase and redemption activity, and potentially broader portfolio diversification.

    The Board of Trustees reviewed the terms of the proposed reorganization, and considered the similarity of the investment objectives, policies and restrictions of the Funds. The Trustees also considered the federal tax consequences of the reorganization. The Board of Trustees reviewed the expected costs of the reorganization, estimated to be approximately $65,000.

    Based upon their evaluation of the relevant information presented to them, and in light of their fiduciary duties under federal and state law, the
Company's Board of Trustees unanimously determined that the proposed reorganization was in the best interests of the Funds, that the interests of shareholders of the Company would not be diluted as a result of the transaction, and that the Board should recommend approval of the Plan of Reorganization by shareholders of the Transferor Funds at the Meeting. The Plan of Reorganization in the form attached hereto as Appendix A was approved by the Board of Trustees
on February   , 1996.

    CAPITALIZATION:   Because  the Transferor  Funds will  be combined  with the
Surviving  Funds  in  the  reorganization,  the  total  capitalization  of  each
Surviving Fund after the reorganization is expected to be greater than the current capitalization of the corresponding Transferor Fund. The following table sets forth as of November 30, 1995 (i) the capitalization of each Transferor Fund; (ii) the capitalization of each Surviving Fund; and (iii) the pro forma capitalization of each Surviving Fund as adjusted to give effect to the proposed reorganization of the Transferor Funds. There is, of course, no assurance that the reorganization will be consummated. Moreover, if consummated, the capitalization of each Fund is likely to be different at the Effective Time of the Reorganization as a result of daily share purchase and redemption activity in the Funds.

            PRO FORMA CAPITALIZATION TABLE (AS OF NOVEMBER 30, 1995)

                                                                                                         NET ASSET
                                                                                           SHARES        VALUE PER
                                                                  TOTAL NET ASSETS      OUTSTANDING        SHARE
                                                                  ------------------  ----------------  -----------
A.  Prime Trust/Prime
  Prime Trust Fund..............................................  $      131,088,868       131,098,672   $    1.00
  Prime Fund....................................................  $    1,809,659,689     1,809,309,750   $    1.00
  Pro Forma Combined............................................  $    1,940,748,557     1,940,408,422   $    1.00

B.  Treasury Trust/Treasury
  Treasury Trust Fund...........................................  $      132,850,214       132,855,897   $    1.00
  Treasury Fund.................................................  $      811,047,825       811,355,627   $    1.00
  Pro Forma Combined............................................  $      943,898,039       944,211,524   $    1.00

    FEDERAL INCOME TAX CONSEQUENCES: Consummation of the transaction is subject to the condition that the respective parties receive an opinion from Drinker Biddle & Reath, subject to appropriate factual assumptions, to the effect, among other things, that for federal income tax purposes (1) the transaction will constitute a tax-free transaction under Section 368(a)(1)(C) or Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended, (2) no gain or loss will be recognized by the Transferor or Surviving Funds or the shareholders of the Transferor Funds, and (3) the basis, and holding period, of Emerald Shares received by the Shareholders of the Transferor Funds will be the same as the basis, and holding period, of the shares of the Transferor Funds exchanged therefor.

    The Company has not sought a tax ruling from the Internal Revenue Service ("IRS"). The discussion of the federal tax consequences in the preceding paragraph is not binding on the IRS and does not preclude the IRS from adopting a contrary position. Shareholders should consult their own advisors concerning the potential tax consequences to them, including state and local income tax consequences.

                            COMPARISON OF THE FUNDS

    INVESTMENT OBJECTIVES AND POLICIES: Each of the Funds is classified as a "diversified" portfolio under the 1940 Act. The investment objective, policies and fundamental limitations of each Transferor Fund and of corresponding Surviving Fund are the same.

    OTHER INFORMATION: The Company was organized as a Massachusetts business trust on March 15, 1988 and is registered with the Securities and Exchange Commission as in open-end management investment company. The Company's Agreement and Declaration of Trust authorizes the Board of Trustees to classify and reclassify any unissued shares into one or more classes of shares. Pursuant to such authority, the Board of Trustees has authorized the issuance of an unlimited number of shares in a single class of shares in each of the Transferor Funds and three classes of shares (Emerald Shares, Emerald Service Shares and Retail Shares) in each of the Surviving Funds. Each of the Funds is classified as a diversified company under the 1940 Act. The Board of Trustees has also authorized the issuance of additional classes of shares representing interests in other investment portfolios of the Company. Information regarding the Funds' Emerald Service Shares and Retail Shares, as well as the other portfolios offered by the Company, may be obtained by contacting EAM at the address listed below.

    Shares of each Surviving Fund's three share classes bear a pro rata portion of all operating expenses paid by a Fund except as follows. Holders of a Fund's Emerald Service Shares bear the fees set forth in the prospectus describing such shares that are paid under the Fund's Shareholder Services Plan. Similarly, holders of a Fund's Retail Shares bear the payments set forth in the prospectus describing such shares that are paid under the Funds' Retail Plan. In addition, shares of each Fund's three share classes bear other miscellaneous "class expenses" (I.E., certain printing, registration and per account transfer agency expenses). Because of these Plans and other "class expenses", the performance of the Emerald Shares of a particular Surviving Fund is expected to be higher than the performance of the Fund's Emerald Service Shares, and the performance of both the Emerald Shares and Emerald Service Shares of a Fund is expected to be higher than the performance of the Fund's Retail Shares. The Funds offer various services and privileges in connection with Retail Shares that are not generally offered in connection with Emerald Shares and Emerald Service Shares, including an automatic investment plan, automatic withdrawal plan and checkwriting. For further information regarding the Funds' Retail Shares, contact EAM at 3435 Stelzer Road, Columbus, Ohio 43219-3025.

    Shareholders are entitled to one vote for each full share held and proportionate fractional votes for fractional shares held. Shares of all portfolios of the Company vote together and not by class, unless otherwise required by law or permitted by the Board of Trustees. All shareholders of a Surviving Fund will vote together as a single class on matters pertaining to the Fund's investment advisory agreement and fundamental investment limitations. Only holders of Emerald Service Shares will vote on matters pertaining to the Funds' Shareholder Services Plan for those shares, and only holders of Retail Shares will vote on matters pertaining to the Plan for those shares.

    For information concerning the procedures for purchasing and redeeming shares of the respective Funds, and for the advisory and other fees payable by the Funds, see "Summary -- Comparison of the Funds."

    The foregoing is only a summary of certain material attributes of the Funds and their shares. Shareholders may obtain copies of the Company's Agreement and Declaration of Trust and Code of Regulations from the Company upon written request at its principal office.

                     INFORMATION RELATING TO VOTING MATTERS

    GENERAL INFORMATION: This Combined Proxy Statement/Prospectus is being furnished in connection with the solicitation of proxies by the Board of Trustees of the Company for use at the Meeting. It is expected that the solicitation of proxies will be primarily by mail. The Company's officers may also solicit proxies by telephone, telegraph or personal interview. In addition, the Company may retain the services of one or more outside organizations to aid in the solicitation of proxies. Such organizations normally charge a fee plus out-of-pocket charges.

    Only shareholders of record at the close of business on March 15, 1996 will be entitled to vote at the Meeting. On that date, there were outstanding and
entitled  to be voted            shares of  the Prime Trust Fund and
shares of the Treasury Trust Fund. Each share or fraction thereof is entitled to one vote or fraction thereof.

    If the accompanying proxy is executed and returned in time for the Meeting, the shares covered thereby will be voted in accordance with the proxy on all matters that may properly come before the Meeting. Any shareholder giving a proxy may revoke it at any time before it is exercised by submitting to the Company a written notice of revocation or a subsequently executed proxy or by attending the Meeting and electing to vote in person.

    SHAREHOLDER AND BOARD APPROVAL: The Plan of Reorganization and the transactions contemplated therein are being submitted for approval at the Meeting by the holders of a majority of the outstanding shares of each Transferor Fund in accordance with the terms of the Plan. Under those terms "majority of the outstanding shares" means (a) 67% or more of the outstanding shares of a Transferor Fund present at the meeting, if the holders of more than 50% of the outstanding shares of the Transferor Fund are present or represented by proxy, or (b) more than 50% of the outstanding shares of the Transferor Fund, whichever is less.

    The vote of the shareholders of the Surviving Funds is not being solicited, because their approval or consent is not required for the reorganization.

    The  approval of the Plan of Reorganization  by the Board of Trustees of the
Company  is  discussed  above  under  "Information  Relating  to  the   Proposed
Reorganization -- Board Consideration."

    At the record date for the Meeting, Barnett and its affiliates or their nominees held of record substantially all of the outstanding shares of the Transferor Funds, and substantially all of the outstanding Emerald Shares of the Surviving Funds. In addition, at that date Barnett and its affiliates held investment and/or voting power with respect to a majority of the outstanding shares of each of those Funds on behalf of their customers. The name, address and share ownership of each other person who may have possessed sole or shared voting or investment power with respect to more than 5% of the outstanding shares of the Funds' respective share classes at that date are listed in the following table. The table also shows the percentage of the Funds' respective share classes that would be owned by these persons upon the consummation of the reorganization based on their holdings at that date.

                                                                                             PERCENTAGE OF      PERCENTAGE
                                                              CLASS AND     PERCENTAGE OF      PORTFOLIO         OF CLASS
                                               NAME AND       AMOUNT OF    CLASS OWNED ON   SHARES OWNED ON      OWNED ON
PORTFOLIO                                       ADDRESS     SHARES OWNED     RECORD DATE      RECORD DATE      CONSUMMATION
-------------------------------------------  -------------  -------------  ---------------  ---------------  -----------------
Prime Trust Fund...........................
Treasury Trust Fund........................
Prime Fund.................................
Treasury Fund..............................

    For purposes of the 1940 Act, any person who owns directly or though one or more controlled companies more than 25 percent of the voting securities of a company is presumed to "control" such company. Under this definition, Barnett and its affiliates may be deemed to be controlling persons of the Company.

    The Company has been advised by Barnett that it intends to vote the shares of the Transferor Funds over which it has voting power FOR and AGAINST the reorganization proposal presented at the Meeting in the same proportions as the total votes that are cast FOR and AGAINST the proposal by other shareholders of the respective Funds.

    At March   , 1996, the trustees and officers of the Company as a group owned beneficially less than 1% of the outstanding shares of the Transferor Funds and the Surviving Funds.

    QUORUM: In the event that a quorum is not present at the Meeting, or in the event that a quorum is present at the Meeting but sufficient votes to approve the Plan of Reorganization are not received, the persons named as proxies, or their substitutes, may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of those shares represented at the Meeting in person or by proxy. If a quorum is not present, the persons named as proxies will vote those proxies FOR adjournment. If a quorum is present, the persons named as proxies will vote those proxies which they are entitled to vote FOR the Plan of Reorganization in favor of such adjournments, and will vote those proxies required to be voted AGAINST such proposal against any adjournment. A shareholder vote may be taken with respect to one Transferor Fund (but not the other Transferor Fund) before any such adjournment if sufficient votes have been received for approval. A quorum is constituted with respect to a Fund by the presence in person or by proxy of the holders of more than 50% of the outstanding shares of the Fund entitled to vote at the Meeting. For purposes of determining the presence of a quorum for transacting business at the Meeting, abstentions, but not broker "non-votes" (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares with respect to which the brokers or nominees do not have discretionary power), will be treated as shares that are present at the Meeting but which have not been voted. Abstentions and broker "non-votes" will have the effect of a "no" vote for purposes of obtaining the requisite approval of the reorganization.

    ANNUAL MEETINGS: The Company does not presently intend to hold annual meetings of shareholders for the election of trustees and other business unless and until such time as less than a majority of the trustees holding office have been elected by the shareholders, at which time the trustees then in office will call a shareholders' meeting for the election of trustees. The Trustees will call a shareholder meeting upon the written request of shareholders owning at least 10% of the shares entitled to vote.

                     ADDITIONAL INFORMATION ABOUT THE FUNDS

    Information about the Surviving Funds and their Emerald Shares is included in the Prospectus dated April 1, 1996 accompanying this Combined Proxy Statement/Prospectus, which is incorporated by reference herein, and information about the Transferor Funds is included in their Prospectus dated April 1, 1996, which is also incorporated herein by reference. Additional information about the Funds is included in the Funds' Statements of Additional Information dated April 1, 1996, which have been filed with the SEC. Copies of the Transferor Funds' Prospectus and the Statements of Additional Information may be obtained without charge by writing to the Distributor at 3435 Stelzer Road, Columbus, Ohio 43219-3025. The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and the 1940 Act, as applicable, and, in accordance with such requirements, files proxy materials, reports and other information with the SEC. These materials can be inspected and copied at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the offices of BISYS listed above. In addition, these materials can be inspected and copied at the SEC's Regional Offices at 77 Park Place, New York, New York 10007, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549, at prescribed rates.

                                 OTHER BUSINESS

    The Company's Board of Trustees knows of no other business to be brought before the Meeting. However, if any other matters come before the Meeting, it is the intention of the Board that proxies that do not contain specific restrictions to the contrary will be voted on such matters in accordance with the judgment of the persons named in the enclosed form of proxy.

                             SHAREHOLDER INQUIRIES

    Shareholder inquiries may be addressed to the Company in writing at the address on the cover page of this Combined Proxy Statement/Prospectus or by telephoning (800) 367-5905.

                                     * * *

    SHAREHOLDERS WHO DO NOT EXPECT TO BE PRESENT AT THE MEETING ARE REQUESTED TO DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

                                                                      APPENDIX A

                             PLAN OF REORGANIZATION

    THIS PLAN OF REORGANIZATION made this th day of February, 1996, by Emerald Funds (the "Trust"), a Massachusetts business trust established under an Agreement and Declaration of Trust dated March 15, 1988, as amended, on behalf of its Prime Trust Fund and Treasury Trust Fund (the "Transferor Funds") and its Prime Fund and Treasury Fund (the "Surviving Funds").

    WHEREAS, the Trust is an open-end registered investment company of the management type;

    WHEREAS, the Trust is authorized to issue its shares of beneficial interest in separate series, each of which maintains a separate and distinct portfolio of assets;

    WHEREAS, the Transferor Funds and the Surviving Funds are separate series of the Trust with similar investment objectives, policies and limitations;

    WHEREAS, the Transferor Funds own securities which are assets of the character in which the Surviving Funds are permitted to invest;

    WHEREAS, the Board of Trustees of the Trust has determined that the transfer of all of the assets and liabilities of the Transferor Funds to the Surviving Funds is in the best interests of both the Transferor Funds and Surviving Funds and would provide more efficient management and administration of those assets, and has further determined that the interests of the shareholders of the said Funds would not be diluted as a result of this transaction; and

    WHEREAS, the Trust intends to provide for the reorganization of the Transferor Funds through the acquisition by the Surviving Funds of all of the assets, subject to all of the liabilities, of the Transferor Funds in exchange for shares of beneficial interest of the Surviving Funds of the share class known as "Emerald Shares," the termination of the Transferor Funds and the distribution to their shareholders of such Emerald Shares, all pursuant to the provisions of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "Code");

    NOW THEREFORE, the Trust has adopted this Plan of Reorganization as follows:

    1.  PLAN OF REORGANIZATION AND LIQUIDATION

        (a) The Trust, on behalf of the Prime Trust Fund, shall assign, sell, convey, transfer and deliver to the Prime Fund at the closing provided for in Section 2 (hereinafter called the "Closing") all of the then existing assets of the Prime Trust Fund of every kind and nature. In consideration therefor, the Prime Fund shall at the Closing (i) assume all of the Prime Trust Fund's obligations and liabilities then existing, whether absolute, accrued, contingent or otherwise including without limitation all fees and expenses in connection with the transactions contemplated hereby and (ii) deliver to the Prime Trust Fund a number of full and fractional Emerald Shares of the Prime Fund equal to the number of full and fractional shares of the Prime Trust Fund then outstanding. The number of shares of the Prime Trust Fund issued and outstanding and the number of Emerald Shares of the Prime Fund to be issued to the Prime Trust Fund shall in each case be determined by the Trust's Administrator as of 4:30 p.m., Eastern time, on the Closing Date (as defined in Section 2). The determination of said Administrator shall be conclusive and binding on the Prime Trust Fund and Prime Fund and their respective shareholders.

        (b) The Trust, on behalf of the Treasury Trust Fund, shall assign, sell, convey, transfer and deliver to the Treasury Fund at the Closing all of the then existing assets of the Treasury Trust Fund of every kind and nature. In consideration therefor, the Treasury Fund shall at the Closing (i) assume all of the Treasury Trust Fund's obligations and liabilities then existing, whether absolute, accrued, contingent or otherwise including without limitation all fees and expenses in connection with the transactions contemplated hereby and (ii) deliver to the Treasury Trust Fund a number of full and fractional Emerald Shares of the Treasury Fund equal to the number of full and fractional shares of the Treasury Trust Fund then outstanding. The number of shares of the Treasury Trust Fund issued and outstanding and the number of Emerald Shares of the Treasury Fund to be issued to the Treasury Trust Fund shall in each case be determined by the Trust's Administrator as of 4:30 p.m., Eastern time, on the Closing Date. The determination of said Administrator shall be conclusive and binding on the Treasury Trust Fund and Treasury Fund and their respective shareholders.

        (c) Upon consummation of the transactions described in paragraphs (a) and (b) of this Section 1, each Transferor Fund shall distribute in complete liquidation pro rata to its shareholders of record as of the Closing Date the Emerald Shares received by the Transferor Fund. Such distribution shall be accomplished by the establishment of an open account on the share records of each Surviving Fund in the name of each shareholder of the corresponding Transferor Fund representing a number of Emerald Shares equal to the number of shares of the Transferor Fund owned of record by the shareholder at the Closing Date. Certificates for shares of the Transferor Funds issued prior to the reorganization, if any, shall represent outstanding shares of the corresponding Surviving Funds following the reorganization. In the interest of economy and convenience, certificates representing Emerald Shares of the Surviving Funds will not be physically issued. After the Closing Date, the Transferor Funds shall not conduct any business except in connection with its liquidation.

    2. CLOSING AND CLOSING DATE. The Closing shall occur at the offices of the Trust's Administrator at 4:30 p.m., Eastern time, on May , 1996 or at such other time and date, or at such other location, as the Trust may determine (the "Closing Date"). All acts taking place at the Closing shall be deemed to take place simultaneously on the Closing Date unless otherwise provided.

    3.   CONDITIONS PRECEDENT.   The  obligations of  the Transferor  Funds  and
Surviving Funds to effect the transactions contemplated hereunder shall be subject to the satisfaction of each of the following conditions:

        (a) All filings shall have been made with, and all authority and orders shall have been received from the Securities and Exchange Commission (the "SEC") and state securities commissions as may be necessary in the opinion of Drinker Biddle & Reath to permit the parties to carry out the transactions contemplated by this Plan.

        (b) The Trust shall have received an opinion of Drinker Biddle & Reath substantially to the effect that for federal income tax purposes: (i) the acquisition of the assets and assumption of the liabilities of the Transferor Funds by the Surviving Funds in return for Emerald Shares of the Transferor Funds followed by the distribution of such shares to the shareholders of the Transferor Funds will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) or Section 368(a)(1)(D) of the Code and the Surviving Funds and the Transferor Funds will each be "a party to the reorganization" within the meaning of Section 368(b) of the Code;
    (ii) no gain or loss will be recognized by the Transferor Funds upon the transfer of their assets and liabilities to the Surviving Funds; (iii) the tax basis of the assets of the Transferor Funds in the hands of the Surviving Funds will be the same as the tax basis of such assets in the hands of the Transferor Funds immediately prior to the transfer; (iv) the holding period of the Surviving Funds for the assets of the Transferor Funds transferred to them will include the period during which such assets were held by the Transferor Funds; (v) no gain or loss will be recognized by the Surviving Fund upon the receipt of the assets of the Transferor Funds in exchange for Emerald Shares of the Surviving Funds and the assumption by the Surviving Funds of the liabilities of the Transferor Funds; (vi) no gain or loss will be recognized by the shareholders of the Transferor Funds upon the receipt of said Emerald Shares in exchange for their shares in the
    Transferor Funds; (vii) the basis of said Emerald Shares received by the shareholders of the Transferor Funds will be the same as the basis of the shares of the Transferor Fund exchanged therefor; and (viii) the holding period of said Emerald Shares received by the shareholders of the Transferor Funds will include the holding period of the shares of the Transferor Funds exchanged therefor, provided that at the time of the exchange the shares of the Funds were held as capital assets; and as to such other matters as the Trust may reasonably request;

        (c) The Trust shall have received an opinion of Drinker Biddle & Reath to the effect that the Emerald Shares of the Surviving Funds issued pursuant to this Plan will, when issued in accordance with the provisions hereof, be legally issued, fully paid and non-assessable.

        (d) This Plan and the reorganization contemplated hereby shall have been approved by the Board of Trustees of the Trust and shall have been recommended for approval to the shareholders of the Transferor Funds by the Trust's Board of Trustees;

        (e) This Plan and the reorganization contemplated hereby shall have been approved by the affirmative vote of the holders of a majority of the outstanding shares of beneficial interest of the Transferor Funds (as defined in the Trust's Agreement and Declaration of Trust) entitled to vote thereon, voting separately on a Fund-by-Fund basis;

        (f) The Trust shall file with the SEC a Registration Statement on Form N-14 which shall include a combined proxy statement/prospectus complying in all material respects with the requirement of the federal securities laws relating to a meeting of shareholders of the Transferor Funds to be called to consider and act upon the transactions contemplated herein.

    4. AMENDMENT. This Plan may be amended at any time by action of the Trustees of the Trust notwithstanding approval thereof by the shareholders of the Transferor Funds, provided that no amendment shall have a material adverse effect on the interests of the shareholders of the Transferor Funds and Surviving Funds.

    5. TERMINATION. The Trustees of the Trust may terminate this Plan and abandon the reorganization contemplated hereby, notwithstanding approval thereof by the shareholders of the Transferor Funds, at any time prior to the Closing, if circumstances should develop that, in their judgment, make proceeding with the Plan inadvisable.

    6. NO SURVIVAL OF REPRESENTATIONS, ETC. The representations, warranties, covenants and agreements contained herein shall not survive the Closing Date.

    7. WAIVER. The Trust, after consultation with its counsel and by consent of its Board of Trustees, Executive Committee or an officer authorized by such Board of Trustees, may waive any condition to the obligations of any Fund hereunder if, in its or such officer's judgment, such waiver will not have a material adverse effect on the interests of the shareholders of the Transferor Funds and Surviving Funds. In the event shareholder approval of reorganization is obtained with respect to one Transferor Fund but not with respect to the other Transferor Fund, with the result that the transactions contemplated by this Plan may be consummated with respect to one but not both of the Transferor Funds, the Board of Trustees of the Trust may, in the exercise of its reasonable business judgment, either abandon this Plan with respect to both of the Transferor Funds or direct that the reorganization be consummated to the degree the Board deems advisable.

    8. MISCELLANEOUS PROVISIONS. This Plan shall bind and inure to the benefit of the Transferor Funds and Surviving Funds and their respective successors and assigns. It shall be governed by and carried out in accordance with the laws of The Commonwealth of Massachusetts.

    The names "Emerald Funds" and "Trustees of Emerald Funds" refer respectively to the Trust created and the Trustees, as trustees but not individually or personally, acting from time to time under an Agreement and Declaration of Trust dated March 15, 1988, which is hereby referred to and a copy of which is on file at the office of the State Secretary of the Commonwealth of Massachusetts and the principal office of the Trust. The obligations of "Emerald Funds" entered into in the name or on behalf thereof by any of the Trustees, representatives or agents are not made individually, but in such capacities, and are not binding upon any of the Trustees, shareholders or representatives of the Trust personally, but bind only the Trust Property, and all persons dealing with any class or series of shares of the Trust must look solely to the Trust Property belonging to such class or series for the enforcement of any claims against the Trust.

    IN WITNESS WHEREOF, the Trust has caused this Plan of Reorganization to be executed by a duly authorized officer as of the day and year first written.

                                          EMERALD FUNDS, on behalf of its
                                          Prime Trust, Treasury Trust,
                                          Prime and Treasury Funds
                                          By: __________________________________
                                          Title: _______________________________

                                 EMERALD FUNDS
                               3435 STELZER ROAD
                           COLUMBUS, OHIO 43219-3035
                      STATEMENT OF ADDITIONAL INFORMATION
(1996 SPECIAL MEETING OF SHAREHOLDERS OF THE PRIME TRUST FUND AND TREASURY TRUST
                                     FUND)

    This Statement of Additional Information is not a prospectus but should be read in conjunction with the Combined Proxy Statement/Prospectus dated April 1, 1996 ("Combined Proxy Statement/ Prospectus") for the Special Meeting of Shareholders of the Prime Trust Fund and Treasury Trust Fund (the "Transferor Funds"), two investment portfolios offered by Emerald Funds, to be held on May 10, 1996. Copies of the Combined Proxy Statement/Prospectus may be obtained at no charge by calling Emerald Asset Management, Inc. at 1-800-367-5905.

    Unless otherwise indicated, capitalized terms used herein and not otherwise defined have the same meanings as are given to them in the Combined Proxy Statement/Prospectus.

    The audited financial statements contained in the Annual Reports dated November 30, 1995, for the Transferor Funds and Surviving Funds, which accompany this Statement of Additional Information, are incorporated herein by reference. No other parts of the Annual Reports are incorporated by reference herein.

    Further information about shares of the Transferor Funds and Emerald Shares of the Prime Fund and Treasury Fund (the "Surviving Funds") is contained in and incorporated by reference to said Funds' Statements of Additional Information dated April 1, 1996, copies of which also accompany this document.

    The date of this Statement of Additional Information is April 1, 1996.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
General Information........................................................................................           3
Pro Forma Financial Statements.............................................................................         F-1

                              GENERAL INFORMATION

    The shareholders of the Transferor Funds are being asked to approve or disapprove a Plan of Reorganization dated as of February , 1996 and the transactions contemplated thereby. The Plan contemplates the transfer of all of the assets and liabilities of the Company's Prime Trust Fund to the Company's Prime Fund and the assets and liabilities of the Company's Treasury Trust Fund to the Company's Treasury Fund. In exchange, each Transferor Fund will receive Emerald Shares of the corresponding Surviving Fund which will be distributed to the shareholders of the Transferor Fund in connection with the Transferor Fund's liquidation, such that each holder of shares in a Transferor Fund at the Effective Time of the Reorganization will receive a like number of full and fractional Emerald Shares in the corresponding Surviving Fund.

    A Special Meeting of Shareholders of the Transferor Funds to consider. the Plan of Reorganization and the related transactions, will be held at the Company's offices, 3435 Stelzer Road, Columbus, Ohio 43219-3025 at 10:00 a.m. local time on May 10, 1996. For further information about the transaction, see the Combined Proxy Statement/Prospectus.

                                 EMERALD FUNDS
                                   PRIME FUND
                                PRIME TRUST FUND
                                 TREASURY FUND
                              TREASURY TRUST FUND

                     INTRODUCTION TO PROPOSED FUND MERGERS

    The accompanying unaudited Pro Forma Combining Statements of Assets and Liabilities, Statements of Operations, and Schedules of Portfolio Investments reflect the accounts of the Emerald Funds: Prime Fund, Prime Trust Fund, Treasury Fund, and Treasury Trust Fund as of and for the year ended November 30, 1995. These statements have been derived from the funds' books and records utilized in calculating daily net asset values at November 30, 1995.

                                 EMERALD FUNDS
                        PRIME FUND AND PRIME TRUST FUND
            PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES
                               NOVEMBER 30, 1995
                                  (UNAUDITED)

                                                                                    PRO FORMA
                                                   PRIME          PRIME TRUST      ADJUSTMENTS        PRO FORMA
                                                   FUND              FUND           (NOTE 1)      COMBINED (NOTE 1)
                                             -----------------  ---------------  ---------------  -----------------
ASSETS:
  Investments in securities (amortized cost
   $1,633,793,549, $86,365,111, and
   $1,720,158,660 respectively)............  $   1,633,793,549  $    86,365,111  $                $   1,720,158,660
  Repurchase agreements (amortized cost
   $207,476,146, $45,279,800, and
   $252,755,946 respectively)..............        207,476,146       45,279,800                         252,755,946
  Cash.....................................            194,531                                              194,531
  Interest receivable......................          9,785,378          102,338                           9,887,716
  Prepaid expenses and other...............              5,910            2,338                               8,248
                                             -----------------  ---------------  ---------------  -----------------
      Total assets.........................      1,851,255,514      131,749,587                       1,983,005,101
                                             -----------------  ---------------  ---------------  -----------------
LIABILITIES:
  Dividends payable........................          5,545,108          574,289                           6,119,397
  Payable to brokers for investments
   purchased...............................         35,090,411                                           35,090,411
  Accrued expenses:
    Investment Advisory fees...............            272,079           13,626                             285,705
    Administration fees....................            131,661           13,626                             145,287
    Shareholder Service fees (Emerald
     Service Shares).......................            429,903                                              429,903
    Custodian and transfer agent fees......             71,679           13,371                              85,050
    Other..................................             54,984           45,807                             100,791
                                             -----------------  ---------------  ---------------  -----------------
      Total liabilities....................         41,595,825          660,719                          42,256,544
                                             -----------------  ---------------  ---------------  -----------------
NET ASSETS.................................  $   1,809,659,689  $   131,088,868  $                $   1,940,748,557
                                             -----------------  ---------------  ---------------  -----------------
                                             -----------------  ---------------  ---------------  -----------------
CAPITAL:
  Shares outstanding ($0.001 par value,
   unlimited number of shares authorized):
    Emerald Shares.........................        462,636,209      131,098,672                         593,734,881
    Emerald Service Shares.................        901,831,725                                          901,831,725
    Investor Shares........................        444,841,816                                          444,841,816
                                             -----------------  ---------------  ---------------  -----------------
      Total Shares Outstanding.............      1,809,309,750      131,098,672                       1,940,408,422
                                             -----------------  ---------------  ---------------  -----------------
                                             -----------------  ---------------  ---------------  -----------------
  Net Asset Value, Offering price and
   Redemption Price per share
    Emerald Shares.........................  $            1.00  $          1.00                   $            1.00
    Emerald Service Shares.................  $            1.00                                    $            1.00
    Investor Shares........................  $            1.00                                    $            1.00
                                             -----------------  ---------------                   -----------------
                                             -----------------  ---------------                   -----------------
COMPOSITION OF NET ASSETS:
  Shares of beneficial interest, at par....          1,809,310          131,099                           1,940,409
  Additional paid-in capital...............      1,807,500,440      130,967,573                       1,938,468,013
  Accumulated net realized gains/ losses on
   investment transactions.................            349,939           (9,804)                            340,135
                                             -----------------  ---------------                   -----------------
Net Assets, November 30, 1995..............  $   1,809,659,689  $   131,088,868                   $   1,940,748,557
                                             -----------------  ---------------                   -----------------
                                             -----------------  ---------------                   -----------------

                  See Notes to Pro Forma Financial Statements.

                                 EMERALD FUNDS
                     TREASURY FUND AND TREASURY TRUST FUND
            PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES
                               NOVEMBER 30, 1995
                                  (UNAUDITED)

                                                                                      PRO FORMA        PRO FORMA
                                                    TREASURY      TREASURY TRUST     ADJUSTMENTS    COMBINED (NOTE
                                                      FUND             FUND           (NOTE 1)            1)
                                                 ---------------  ---------------  ---------------  ---------------
ASSETS:
  Investments in securities (amortized cost
   $333,750,484 $20,072,641, and $353,823,125
   respectively)...............................  $   333,750,484  $    20,072,641  $                $   353,823,125
  Repurchase agreements (amortized cost
   $478,369,915 $63,568,500, and $541,938,415
   respectively)...............................      478,369,915       63,568,500                       541,938,415
  Interest receivable..........................        2,449,984          273,631                         2,723,615
  Receivable from brokers for investments
   sold........................................                        49,613,792                        49,613,792
  Prepaid expenses and other...................           20,572           13,847                            34,419
                                                 ---------------  ---------------  ---------------  ---------------
      Total assets.............................      814,590,955      133,542,411                       948,133,366
                                                 ---------------  ---------------  ---------------  ---------------
LIABILITIES:
  Dividends payable............................        3,090,411          604,590                         3,695,001
  Accrued expenses:
    Investment Advisory fees...................          136,024           14,127                           150,151
    Administration fees........................           40,287           14,126                            54,413
    Shareholder Service fees (Emerald Service
     Shares)...................................          152,403                                            152,403
    Distribution expenses (Investor Shares)....           17,401                                             17,401
    Custodian and transfer agent fees..........           46,207           15,363                            61,570
    Other......................................           60,397           43,991                           104,388
                                                 ---------------  ---------------  ---------------  ---------------
      Total liabilities........................        3,543,130          692,197                         4,235,327
                                                 ---------------  ---------------  ---------------  ---------------
NET ASSETS.....................................  $   811,047,825  $   132,850,214  $                $   943,898,039
                                                 ---------------  ---------------  ---------------  ---------------
                                                 ---------------  ---------------  ---------------  ---------------
CAPITAL:
  Shares outstanding ($0.001 par value,
   unlimited number of shares authorized):
    Emerald Shares.............................      236,482,130      132,855,897                       369,338,027
    Emerald Service Shares.....................      525,808,234                                        525,808,234
    Investor Shares............................       49,065,263                                         49,065,263
                                                 ---------------  ---------------  ---------------  ---------------
      Total Shares Outstanding.................      811,355,627      132,855,897                       944,211,524
                                                 ---------------  ---------------  ---------------  ---------------
                                                 ---------------  ---------------  ---------------  ---------------
  Net Asset Value, Offering price and
   Redemption Price per share
    Emerald Shares.............................  $          1.00  $          1.00                   $          1.00
    Emerald Service Shares.....................  $          1.00                                    $          1.00
    Investor Shares............................  $          1.00                                    $          1.00
                                                 ---------------  ---------------                   ---------------
                                                 ---------------  ---------------                   ---------------
COMPOSITION OF NET ASSETS:
  Shares of beneficial interest, at par........          811,356          132,856                           944,212
  Additional paid-in capital...................      810,544,271      132,723,041                       943,267,312
  Accumulated net realized losses on investment
   transactions................................         (307,802)          (5,683)                         (313,485)
                                                 ---------------  ---------------                   ---------------
Net Assets, November 30, 1995..................  $   811,047,825  $   132,850,214                   $   943,898,039
                                                 ---------------  ---------------                   ---------------
                                                 ---------------  ---------------                   ---------------

                  See Notes to Pro Forma Financial Statements.

                                 EMERALD FUNDS
                        PRIME FUND AND PRIME TRUST FUND
                  PRO FORMA COMBINING STATEMENT OF OPERATIONS
                               NOVEMBER 30, 1995
                                  (UNAUDITED)

                                                                                      PRO FORMA      PRO FORMA
                                                          PRIME        PRIME TRUST   ADJUSTMENTS   COMBINED (NOTE
                                                           FUND           FUND        (NOTE 1)           1)
                                                      --------------  -------------  -----------  ----------------
INVESTMENT INCOME:
  Interest..........................................  $   97,394,992  $   6,936,648   $           $    104,331,640
                                                      --------------  -------------  -----------  ----------------
      Total Income..................................      97,394,992      6,936,648                    104,331,640
                                                      --------------  -------------  -----------  ----------------
EXPENSES:
  Investment Advisory fees..........................       4,036,274        173,413     115,609          4,325,296
  Administration fees...............................       1,451,221        173,413     (80,926)         1,543,708
  Shareholder Service fees (Emerald Service
   Shares)..........................................       2,814,354                                     2,814,354
  Distribution Expenses (Investor Shares)...........       1,523,904                                     1,523,904
  Transfer agent fees and expenses..................         107,225          9,019                        116,244
  Custodian fees and expenses.......................         501,967         82,506                        584,473
  Insurance expense.................................          47,414          4,306                         51,720
  Legal fees........................................          18,603         17,190     (17,190)            18,603
  Audit fees........................................          39,423         38,727     (38,727)            39,423
  Reports to shareholders (Emerald Shares)..........          17,371          8,580                         25,951
  Reports to shareholders (Emerald Service
   Shares)..........................................          12,162                                        12,162
  Reports to shareholders (Investor Shares).........         122,497                                       122,497
  Trustees' fees....................................          12,767         12,253                         25,020
  Registration fees.................................          50,203                                        50,203
  Organization costs................................             571                                           571
  Other expenses....................................          47,358          7,176      44,000             98,534
                                                      --------------  -------------  -----------  ----------------
    Total expenses before waivers and
     reimbursements.................................      10,803,314        526,583      22,766         11,352,663
    Less: Fee waivers and expense reimbursements....        (392,096)       (64,148)    (23,330)          (479,574)
                                                      --------------  -------------  -----------  ----------------
      Total Expenses................................      10,411,218        462,435        (564)        10,873,089
                                                      --------------  -------------  -----------  ----------------
Net Investment Income...............................      86,983,774      6,474,213         564         93,458,551
                                                      --------------  -------------  -----------  ----------------
REALIZED GAINS ON INVESTMENTS:
  Net realized gains on securities transactions.....         410,900                                       410,900
                                                      --------------  -------------  -----------  ----------------
  Change in net assets resulting from operations....  $   87,394,674  $   6,474,213   $     564   $     93,869,451
                                                      --------------  -------------  -----------  ----------------
                                                      --------------  -------------  -----------  ----------------

                  See Notes to Pro Forma Financial Statements.

                                 EMERALD FUNDS
                     TREASURY FUND AND TREASURY TRUST FUND
                  PRO FORMA COMBINING STATEMENT OF OPERATIONS
                               NOVEMBER 30, 1995
                                  (UNAUDITED)

                                                                          TREASURY      PRO FORMA     PRO FORMA
                                                           TREASURY         TRUST      ADJUSTMENTS  COMBINED (NOTE
                                                             FUND           FUND        (NOTE 1)          1)
                                                        --------------  -------------  -----------  --------------
INVESTMENT INCOME:
  Interest............................................  $   48,196,732  $   8,336,155   $           $   56,532,887
                                                        --------------  -------------  -----------  --------------
      Total Income....................................      48,196,732      8,336,155                   56,532,887
                                                        --------------  -------------  -----------  --------------
EXPENSES:
  Investment Advisory fees............................       2,049,210        212,078     140,248        2,401,536
  Administration fees.................................         797,128        212,078     (83,561)         925,645
  Shareholder Service fees (Emerald Service Shares)...       1,898,193                                   1,898,193
  Distribution Expenses (Investor Shares).............         200,869                                     200,869
  Transfer agent fees and expenses....................          81,992         20,175                      102,167
  Custodian fees and expenses.........................         339,437         84,877                      424,314
  Insurance expense...................................          50,294          4,191                       54,485
  Legal fees..........................................          17,344         19,793     (19,793)          17,344
  Audit fees..........................................          29,474         37,376     (37,376)          29,474
  Reports to shareholders (Emerald Shares)............           2,808         14,937                       17,745
  Reports to shareholders (Emerald Service Shares)....          10,095                                      10,095
  Reports to shareholders (Investor Shares)...........          39,058                                      39,058
  Trustees' fees......................................          12,448         12,267                       24,715
  Other expenses......................................          53,738         11,739      21,000           86,477
                                                        --------------  -------------  -----------  --------------
    Total expenses before waivers and
     reimbursements...................................       5,582,088        629,511      20,518        6,232,117
    Less: Fee waivers and expense reimbursements......        (225,991)       (64,111)     (7,517)        (297,619)
                                                        --------------  -------------  -----------  --------------
      Total Expenses..................................       5,356,097        565,400      13,001        5,934,498
                                                        --------------  -------------  -----------  --------------
Net Investment Income.................................      42,840,635      7,770,755     (13,001)      50,598,389
                                                        --------------  -------------  -----------  --------------
REALIZED LOSSES ON INVESTMENTS:
  Net realized losses on securities transactions......        (195,517)       (76,579)                    (272,096)
                                                        --------------  -------------  -----------  --------------
  Change in net assets resulting from operations......  $   42,645,118  $   7,694,176   $ (13,001)  $   50,326,293
                                                        --------------  -------------  -----------  --------------
                                                        --------------  -------------  -----------  --------------

                  See Notes to Pro Forma Financial Statements.

                                 EMERALD FUNDS
                        PRIME FUND AND PRIME TRUST FUND
             PRO FORMA COMBINING SCHEDULE OF PORTFOLIO INVESTMENTS
                               NOVEMBER 30, 1995
                                  (UNAUDITED)

                                                                            PRIME FUND
                                                    ----------------------------------------------------------
                                                                                    PRINCIPAL     AMORTIZED
                                                    S&P/MOODY'S           MATURITY   AMOUNT          COST
                                                       RATING     RATE      DATE      (000)        (NOTE 2)
                                                    ------------  -----   --------  ---------   --------------
                                                    (UNAUDITED)
BANK NOTES -- 8.1%
  Bank of America, Seattle First National Medium
   Term Note*.....................................     A1/P1      5.74%   12/29/95   $35,000    $   35,000,000
  Bank of New York (Delaware), Medium Term
   Note*..........................................     A1/P1      5.88    10/25/96    38,000        38,000,000
  Huntington National Bank -- Floating Rate Bank
   Note*..........................................     A1/P1      5.82    12/1/95     35,000        35,000,000
  Nations Bank Corp -- Floating Rate Medium Term
   Note*..........................................     A1/P1      5.94    12/20/95    23,850        23,874,161
  Nations Bank Texas -- Floating Rate Medium Term
   Note*..........................................     A1/P1      5.87    12/1/95     25,000        25,000,000
                                                                                                --------------
Total Bank Notes
 (amortized cost -- $156,874,161).................                                                 156,874,161
                                                                                                --------------
BANKERS ACCEPTANCES -- 1.9%
  Corestates Bank.................................
  Corestates Bank.................................
  First Alabama Bank..............................
  First Alabama Bank..............................
  Fuji Bank, Ltd., Los Angeles Branch.............     A1/P1      5.81    12/6/95     10,000         9,991,931
  Fuji Bank, Ltd., Los Angeles Branch.............     A1/P1      5.79    12/11/95    15,000        14,975,875
  Mellon Bank.....................................
                                                                                                --------------
Total Bankers Acceptances
 (amortized cost $37,349,061).....................                                                  24,967,806
                                                                                                --------------
YANKEE CERTIFICATES OF DEPOSIT -- 14.0%
  Bank of Tokyo, Ltd., Portland, Oregon Branch....     A1/P1      5.95    12/29/95    25,000        25,000,000
  Canadian Imperial Bank of Commerce, N.Y.........
  Dai Ichi Kangyo Bank, Ltd., New York Branch.....     A1/P1      5.83    12/20/95    35,000        34,999,722
  Deutsche Bank, New York Branch..................     A1+/P1     6.05    7/25/96     35,000        35,000,000
  Fuji Bank, Ltd., New York Branch................     A1/P1      5.96    12/7/95     55,000        55,000,631
  Sanwa Bank, Ltd., New York Branch...............     A1+/P1     5.94    12/7/95     12,000        12,000,138
  Sanwa Bank, Ltd., New York Branch...............     A1+/P1     5.92    12/11/95    25,000        25,000,069
  Societe Generale, N.Y...........................
  Sumitomo Bank, Ltd., New York Branch............     A1/P1      5.87    12/11/95    30,000        30,000,166
  Sumitomo Bank, Ltd., New York Branch............     A1/P1      5.82    12/13/95    20,000        20,000,066
  Sumitomo Bank, Ltd., New York Branch............     A1/P1      5.86    12/27/95    25,000        25,000,180
                                                                                                --------------
Total Yankee Certificates of Deposit
 (amortized cost $272,000,972)....................                                                 262,000,972
                                                                                                --------------
COMMERCIAL PAPER -- 23.1%
Domestic -- 16.7%
  Alpine Securitization...........................     A1+/P1     5.78    12/19/95    71,133        70,927,426
  Bankers Trust -- Floating Rate*.................     A1/P1      5.89    12/1/95     25,000        25,000,000
  Bear Stearns....................................     A1/P1      5.72    12/22/95    20,000        19,933,267
  Bridgestone/Firestone...........................     A1/P1      5.80    12/4/95     14,000        13,993,233
  Countrywide Funding.............................   A1/F1****    5.75    12/8/95     23,000        22,974,285
  Countrywide Funding.............................   A1/F1****    5.77    12/12/95    22,000        21,961,213
  Dakota SCCMT....................................     A1+/P1     5.73    12/6/95     35,000        34,972,146
  Dynamic Funding.................................     A1/P1      5.80    12/1/95     23,200        23,200,000
  Enterprise Funding (c)                               A1/P1      5.77    12/26/95    13,601        13,546,501
  Ford Motor Credit Corp..........................     A1/P1      5.70    12/22/95    38,000        37,873,650
  CSR America, Inc................................
  CSR America, Inc................................

                                                                       PRIME TRUST FUND                        PRO FORMA

                                                    -------------------------------------------------------     COMBINED

                                                                                   PRINCIPAL    AMORTIZED      AMORTIZED

                                                    S&P/MOODY'S          MATURITY   AMOUNT         COST           COST

                                                      RATING     RATE      DATE      (000)       (NOTE 2)       (NOTE 1)

                                                    -----------  -----   --------  ---------   ------------  --------------

                                                    (UNAUDITED)
BANK NOTES -- 8.1%
  Bank of America, Seattle First National Medium
   Term Note*.....................................                                                           $   35,000,000

  Bank of New York (Delaware), Medium Term
   Note*..........................................                                                               38,000,000

  Huntington National Bank -- Floating Rate Bank
   Note*..........................................                                                               35,000,000

  Nations Bank Corp -- Floating Rate Medium Term
   Note*..........................................                                                               23,874,161

  Nations Bank Texas -- Floating Rate Medium Term
   Note*..........................................                                                               25,000,000

                                                                                                             --------------

Total Bank Notes
 (amortized cost -- $156,874,161).................                                                              156,874,161

                                                                                                             --------------

BANKERS ACCEPTANCES -- 1.9%
  Corestates Bank.................................     A1/P1     5.70%   12/19/95   $2,500     $  2,492,875       2,492,875

  Corestates Bank.................................     A1/P1     5.70    12/27/95    2,500        2,489,708       2,489,708

  First Alabama Bank..............................     A1/P1     5.60    4/10/96     1,500        1,469,433       1,469,433

  First Alabama Bank..............................    A1+/P1     5.54     5/7/96     2,500        2,439,214       2,439,214

  Fuji Bank, Ltd., Los Angeles Branch.............                                                                9,991,931

  Fuji Bank, Ltd., Los Angeles Branch.............                                                               14,975,875

  Mellon Bank.....................................     A1/P1     5.70    12/19/95    3,500        3,490,025       3,490,025

                                                                                               ------------  --------------

Total Bankers Acceptances
 (amortized cost $37,349,061).....................                                               12,381,255      37,349,061

                                                                                               ------------  --------------

YANKEE CERTIFICATES OF DEPOSIT -- 14.0%
  Bank of Tokyo, Ltd., Portland, Oregon Branch....                                                               25,000,000

  Canadian Imperial Bank of Commerce, N.Y.........    A1+/P1     5.81    1/29/96     5,000        5,000,000       5,000,000

  Dai Ichi Kangyo Bank, Ltd., New York Branch.....                                                               34,999,722

  Deutsche Bank, New York Branch..................                                                               35,000,000

  Fuji Bank, Ltd., New York Branch................                                                               55,000,631

  Sanwa Bank, Ltd., New York Branch...............                                                               12,000,138

  Sanwa Bank, Ltd., New York Branch...............                                                               25,000,069

  Societe Generale, N.Y...........................    A1+/P1     5.74     3/1/96     5,000        5,000,000       5,000,000

  Sumitomo Bank, Ltd., New York Branch............                                                               30,000,166

  Sumitomo Bank, Ltd., New York Branch............                                                               20,000,066

  Sumitomo Bank, Ltd., New York Branch............                                                               25,000,180

                                                                                               ------------  --------------

Total Yankee Certificates of Deposit
 (amortized cost $272,000,972)....................                                               10,000,000     272,000,972

                                                                                               ------------  --------------

COMMERCIAL PAPER -- 23.1%
Domestic -- 16.7%
  Alpine Securitization...........................                                                               70,927,426

  Bankers Trust -- Floating Rate*.................                                                               25,000,000

  Bear Stearns....................................                                                               19,933,267

  Bridgestone/Firestone...........................                                                               13,993,233

  Countrywide Funding.............................                                                               22,974,285

  Countrywide Funding.............................                                                               21,961,213

  Dakota SCCMT....................................                                                               34,972,146

  Dynamic Funding.................................                                                               23,200,000

  Enterprise Funding (c)                                                                                         13,546,501

  Ford Motor Credit Corp..........................                                                               37,873,650

  CSR America, Inc................................     A1/P1     5.72    12/26/95    3,000        2,988,083       2,988,083

  CSR America, Inc................................     A1/P1     5.62    2/29/96     3,000        2,957,850       2,957,850


                                                                            PRIME FUND
                                                    ----------------------------------------------------------
                                                                                    PRINCIPAL     AMORTIZED
                                                    S&P/MOODY'S           MATURITY   AMOUNT          COST
                                                       RATING     RATE      DATE      (000)        (NOTE 2)
                                                    ------------  -----   --------  ---------   --------------
                                                    (UNAUDITED)
  E.I. Du Pont De Nemours Co......................
  Goldman Sachs L.P...............................
  International Leasing Finance Corp..............
  PGA Tour Investment Finance, Inc................
  Toronto Dominion Holdings, U.S.A................
  Vehicle Services of America, Inc................
  Vehicle Services of America, Inc................
  Zeneca Wilmington, Inc..........................
                                                                                                --------------
                                                                                                $  284,381,721
                                                                                                --------------
Foreign -- 6.4%
  Akzo Nobel, Inc.................................
  Daewoo International............................
  Daimler-Benz, N.A...............................
  Den Danske Bank.................................     A1/P1      5.73%   12/29/95   $28,000        27,875,213
  Ontario Hydro...................................     A1+/P1     5.69    12/29/95    35,000        34,845,106
  Yorkshire Building Society......................     A1/P1      5.71    12/29/95    48,000        47,786,827
                                                                                                --------------
                                                                                                   110,507,146
                                                                                                --------------
Total Commercial Paper
 (amortized cost $448,872,724)                                                                     394,888,867
                                                                                                --------------
CORPORATE OBLIGATIONS -- 28.6%
  Bankers Trust -- Floating Rate Note*............     A1/P1      5.89    12/1/95     50,000        50,000,000
  Beta Finance -- Medium Term Corporate Note
   (a)............................................     A1+/P1     5.97    7/17/96     35,000        35,000,000
  Beta Finance -- Corporate Floating Rate Note*...     A1+/P1     5.90    12/1/95     40,000        40,000,000
  C.S. First Boston Corp., -- Medium Term Floating
   Rate Note*.....................................     A1/P1      5.99     1/2/96     40,000        40,000,000
  C.S. First Boston Corp., -- Extendible Floating
   Rate Note (c)*.................................     A1/P1      5.91    12/21/95    35,000        35,000,000
  Ford Motor Credit Corp., -- Medium Term Floating
   Rate Note*.....................................     A1/P1      6.06    1/15/96     40,000        40,084,758
  Goldman Sachs & Co., -- Floating Rate Note*.....     A1+/P1     5.91    12/5/95     50,000        50,000,000
  PHH Corp., -- Medium Term Floating Rate Note*...     A1/P1      5.86    12/1/95     50,000        49,989,380
  SMM Trust 1995 B -- Medium Term Floating Rate
   Note*..........................................     A1+/P1     5.88    12/4/95     30,000        30,000,000
  SMM Trust 1995 N -- Medium Term Floating Rate
   Note*..........................................     A1+/P1     5.93    2/15/96     35,000        35,000,000
  Steers 1994-1st USA Bank -- Medium Term Floating
   Rate Note*(a)..................................     A1+/P1     5.81    12/15/95    50,000        50,000,000
  Steers/Anagram -- Floating Rate Note*(a)........   A1+/D1+**    5.86    12/26/95    35,000        35,000,000
  Steers/Merrill Lynch -- Floating Rate
   Note*(a).......................................    F1**/P1     5.86    12/18/95    65,000        64,999,387
                                                                                                --------------
Total Corporate Obligations
 (amortized cost $555,073,525)....................                                                 555,073,525
                                                                                                --------------
MASTER NOTE -- 2.6%
Lehman Brothers PLC, Master Note (c)..............    A1/D1**     5.91    12/20/95    50,000        50,000,000
                                                                                                --------------
Total Master Notes
 (Amortized Cost $50,000,000).....................                                                  50,000,000
                                                                                                --------------
TAXABLE OBLIGATIONS -- 0.5%
  Genesys Health System, Series 1995A*............
  New York City Taxable, Series B**...............
Total Taxable Obligations
 (amortized cost $10,000,000).....................

                                                                       PRIME TRUST FUND                        PRO FORMA

                                                    -------------------------------------------------------     COMBINED

                                                                                   PRINCIPAL    AMORTIZED      AMORTIZED

                                                    S&P/MOODY'S          MATURITY   AMOUNT         COST           COST

                                                      RATING     RATE      DATE      (000)       (NOTE 2)       (NOTE 1)

                                                    -----------  -----   --------  ---------   ------------  --------------

                                                    (UNAUDITED)
  E.I. Du Pont De Nemours Co......................    A1+/P1     5.63%   12/21/95   $5,000     $  4,984,361  $    4,984,361

  Goldman Sachs L.P...............................    A1+/P1     5.55    2/16/96     5,000        4,940,646       4,940,646

  International Leasing Finance Corp..............     A1/P1     5.70    12/15/95    6,000        5,986,700       5,986,700

  PGA Tour Investment Finance, Inc................     A1/P1     5.80    12/20/95    5,000        4,984,694       4,984,694

  Toronto Dominion Holdings, U.S.A................     A1/P1     5.60    4/25/95     3,500        3,420,511       3,420,511

  Vehicle Services of America, Inc................     A1/P1     5.72     2/8/96     1,000          989,037         989,037

  Vehicle Services of America, Inc................     A1/P1     5.70    2/15/96     4,000        3,951,867       3,951,867

  Zeneca Wilmington, Inc..........................     A1/P1     5.73    1/19/96     5,000        4,961,004       4,961,004

                                                                                               ------------  --------------

                                                                                                 40,164,753     324,546,474

                                                                                               ------------  --------------

Foreign -- 6.4%
  Akzo Nobel, Inc.................................     A1/P1     5.68    1/18/96     4,000        3,969,707       3,969,707

  Daewoo International............................     A1/P1     5.70    2/27/96     5,000        4,930,333       4,930,333

  Daimler-Benz, N.A...............................     A1/P1     5.55    3/15/96     5,000        4,919,063       4,919,063

  Den Danske Bank.................................                                                               27,875,213

  Ontario Hydro...................................                                                               34,845,106

  Yorkshire Building Society......................                                                               47,786,827

                                                                                               ------------  --------------

                                                                                                 13,819,103     124,326,249

                                                                                               ------------  --------------

Total Commercial Paper
 (amortized cost $448,872,724)                                                                   53,983,856     448,872,723

                                                                                               ------------  --------------

CORPORATE OBLIGATIONS -- 28.6%
  Bankers Trust -- Floating Rate Note*............                                                               50,000,000

  Beta Finance -- Medium Term Corporate Note
   (a)............................................                                                               35,000,000

  Beta Finance -- Corporate Floating Rate Note*...                                                               40,000,000

  C.S. First Boston Corp., -- Medium Term Floating
   Rate Note*.....................................                                                               40,000,000

  C.S. First Boston Corp., -- Extendible Floating
   Rate Note (c)*.................................                                                               35,000,000

  Ford Motor Credit Corp., -- Medium Term Floating
   Rate Note*.....................................                                                               40,084,758

  Goldman Sachs & Co., -- Floating Rate Note*.....                                                               50,000,000

  PHH Corp., -- Medium Term Floating Rate Note*...                                                               49,989,380

  SMM Trust 1995 B -- Medium Term Floating Rate
   Note*..........................................                                                               30,000,000

  SMM Trust 1995 N -- Medium Term Floating Rate
   Note*..........................................                                                               35,000,000

  Steers 1994-1st USA Bank -- Medium Term Floating
   Rate Note*(a)..................................                                                               50,000,000

  Steers/Anagram -- Floating Rate Note*(a)........                                                               35,000,000

  Steers/Merrill Lynch -- Floating Rate
   Note*(a).......................................                                                               64,999,387

                                                                                                             --------------

Total Corporate Obligations
 (amortized cost $555,073,525)....................                                                              555,073,525

                                                                                                             --------------

MASTER NOTE -- 2.6%
Lehman Brothers PLC, Master Note (c)..............                                                               50,000,000

                                                                                                             --------------

Total Master Notes
 (Amortized Cost $50,000,000).....................                                                               50,000,000

                                                                                                             --------------

TAXABLE OBLIGATIONS -- 0.5%
  Genesys Health System, Series 1995A*............   A1/VMIG1    5.89    12/7/95     5,000        5,000,000       5,000,000

  New York City Taxable, Series B**...............   A1+/VMIG1   5.90    12/6/95     5,000        5,000,000       5,000,000

                                                                                               ------------  --------------

Total Taxable Obligations
 (amortized cost $10,000,000).....................                                               10,000,000      10,000,000

                                                                                               ------------  --------------


                                                                            PRIME FUND
                                                    ----------------------------------------------------------
                                                                                    PRINCIPAL     AMORTIZED
                                                    S&P/MOODY'S           MATURITY   AMOUNT          COST
                                                       RATING     RATE      DATE      (000)        (NOTE 2)
                                                    ------------  -----   --------  ---------   --------------
                                                    (UNAUDITED)
TIME DEPOSITS -- 6.4%
  Bank of Tokyo, Ltd., Grand Cayman Branch........     A1/P1      5.90%   12/28/95   $25,000    $   25,000,000
  Bank of Tokyo, Ltd., Grand Cayman Branch........     A1/P1      5.97    12/29/95    30,000        30,000,000
  Mitsubishi Bank, Ltd., London Branch............     A1+/P1     5.81    12/27/95    30,000        30,000,000
  South Trust Bank Variable Rate, Grand Cayman
   Branch*........................................     A1/P1      5.81    12/29/95    40,000        40,000,000
                                                                                                --------------
Total Time Deposits
 (amortized cost $125,000,000)....................                                                 125,000,000
                                                                                                --------------
U.S. GOVERNMENT AGENCY OBLIGATIONS -- 3.3%
  Federal Home Loan Bank..........................   AAA/Aaa***   5.90    7/25/96     30,000        30,000,000
  Federal National Mortgage Assoc., Variable Rate
   Medium Term Note*..............................   AAA/Aaa***   5.81    10/4/96     35,000        34,988,218
                                                                                                --------------
Total U.S. Government Agency Obligations
 (amortized cost $64,988,218).....................                                                  64,988,218
                                                                                                --------------
Total Investments in Securities
  (amortized cost $1,720,158,660).................                                               1,633,793,549
                                                                                                --------------
REPURCHASE AGREEMENTS -- 13.0%
  C.S. First Boston Corp., dated 11/30/95, with a
   a maturity value of $25,283,971 (Collateralized
   by $27,060,000 Federal National Mortgage Assoc.
   Discount Notes, 0.00%, 9/30/96, market value --
   $25,839,593)...................................
  Fuji Securities, Inc., dated 11/30/95, with a
   maturity value of $20,003,294 (Collateralized
   by $37,876,000 various U.S. Treasury and U.S.
   Government securities, 0.00% - 11.75%, 3/31/96
   - 11/15/18, market value -- $20,400,264).......
  Merrill Lynch Securities, Inc., dated 11/30/95
   with a maturity value of $103,755,219
   (Collateralized by $164,243,682 various U.S.
   Government Agencies, 3.63% - 13.90%, 3/15/97 -
   11/25/23, market value -- $105,813,665)........                5.95    12/1/95    103,738       103,738,073
  Salomon Brothers, dated 11/30/95, with a
   maturity value of $103,755,219 (Collateralized
   by $135,515,984 various U.S. Government
   agencies, 5.50% - 9.50%, 10/1/06 - 11/1/25,
   market value -- $106,407,853)..................                5.95    12/1/95    103,738       103,738,073
                                                                                                --------------
Total Repurchase Agreements
 (amortized cost $252,755,946)....................                                                 207,476,146
                                                                                                --------------
Total
 (amortized cost $1,841,269,695, $131,644,911, and
 $1,962,914,606 respectively) -- 101.7%...........                                              $1,841,269,695
                                                                                                --------------
                                                                                                --------------

                                                                       PRIME TRUST FUND                        PRO FORMA

                                                    -------------------------------------------------------     COMBINED

                                                                                   PRINCIPAL    AMORTIZED      AMORTIZED

                                                    S&P/MOODY'S          MATURITY   AMOUNT         COST           COST

                                                      RATING     RATE      DATE      (000)       (NOTE 2)       (NOTE 1)

                                                    -----------  -----   --------  ---------   ------------  --------------

                                                    (UNAUDITED)
TIME DEPOSITS -- 6.4%
  Bank of Tokyo, Ltd., Grand Cayman Branch........                                                           $   25,000,000

  Bank of Tokyo, Ltd., Grand Cayman Branch........                                                               30,000,000

  Mitsubishi Bank, Ltd., London Branch............                                                               30,000,000

  South Trust Bank Variable Rate, Grand Cayman
   Branch*........................................                                                               40,000,000

                                                                                                             --------------

Total Time Deposits
 (amortized cost $125,000,000)....................                                                              125,000,000

                                                                                                             --------------

U.S. GOVERNMENT AGENCY OBLIGATIONS -- 3.3%
  Federal Home Loan Bank..........................                                                               30,000,000

  Federal National Mortgage Assoc., Variable Rate
   Medium Term Note*..............................                                                               34,988,218

                                                                                                             --------------

Total U.S. Government Agency Obligations
 (amortized cost $64,988,218).....................                                                               64,988,218

                                                                                               ------------  --------------

Total Investments in Securities
  (amortized cost $1,720,158,660).................                                             $ 86,365,111   1,720,158,660

                                                                                               ------------  --------------

REPURCHASE AGREEMENTS -- 13.0%
  C.S. First Boston Corp., dated 11/30/95, with a
   a maturity value of $25,283,971 (Collateralized
   by $27,060,000 Federal National Mortgage Assoc.
   Discount Notes, 0.00%, 9/30/96, market value --
   $25,839,593)...................................               5.94%   12/1/95    $25,280      25,279,800      25,279,800

  Fuji Securities, Inc., dated 11/30/95, with a
   maturity value of $20,003,294 (Collateralized
   by $37,876,000 various U.S. Treasury and U.S.
   Government securities, 0.00% - 11.75%, 3/31/96
   - 11/15/18, market value -- $20,400,264).......               5.93    12/1/95     20,000      20,000,000      20,000,000

  Merrill Lynch Securities, Inc., dated 11/30/95
   with a maturity value of $103,755,219
   (Collateralized by $164,243,682 various U.S.
   Government Agencies, 3.63% - 13.90%, 3/15/97 -
   11/25/23, market value -- $105,813,665)........                                                              103,738,073

  Salomon Brothers, dated 11/30/95, with a
   maturity value of $103,755,219 (Collateralized
   by $135,515,984 various U.S. Government
   agencies, 5.50% - 9.50%, 10/1/06 - 11/1/25,
   market value -- $106,407,853)..................                                                              103,738,073

                                                                                               ------------  --------------

Total Repurchase Agreements
 (amortized cost $252,755,946)....................                                               45,279,800     252,755,946

                                                                                               ------------  --------------

Total
 (amortized cost $1,841,269,695, $131,644,911, and
 $1,962,914,606 respectively) -- 101.7%...........                                             $131,644,911  $1,972,914,606

                                                                                               ------------  --------------

                                                                                               ------------  --------------


----------------------------------
Percentages are based on net assets of $1,940,748,557.

  (a)     144a security which is restricted as to resale to
          institutional investors.
  (b)     Cost for federal income tax and financial reporting are the same.
  (c)     Represents a restricted security.
    * Variable rate security. Maturity date reflects the later of the next interest rate change date or the next put date.
   **     Commercial paper.
  ***     Long-Term rating.
 ****     Duff Phelps or Fitch Investors ratings.

                  See Notes to Pro Forma Financial Statements.

                                 EMERALD FUNDS
                     TREASURY FUND AND TREASURY TRUST FUND
             PRO FORMA COMBINING SCHEDULE OF PORTFOLIO INVESTMENTS
                               NOVEMBER 30, 1995
                                  (UNAUDITED)

                                               TREASURY FUND                            TREASURY TRUST FUND              PRO FORMA
                                -------------------------------------------  -----------------------------------------    COMBINED
                                                   PRINCIPAL    AMORTIZED                      PRINCIPAL    AMORTIZED    AMORTIZED
                                         MATURITY   AMOUNT         COST              MATURITY   AMOUNT        COST          COST
                                 RATE      DATE      (000)       (NOTE 2)    RATE      DATE      (000)      (NOTE 2)      (NOTE 1)
                                ------   --------  ---------   ------------  -----   --------  ---------   -----------  ------------
SHORT-TERM INVESTMENTS --
 94.9%
U.S. GOVERNMENT OBLIGATIONS --
 37.5%
U.S. Treasury Bills -- 16.8%
  U.S. Treasury Bill..........  5.64%+   12/21/95  $  50,000   $ 49,844,722                                             $ 49,844,722
  U.S. Treasury Bill..........                                               5.36%+  1/11/96    $10,000    $ 9,938,842     9,938,842
  U.S. Treasury Bill..........  5.29+     3/7/96     100,000     98,571,271                                               98,571,271
                                                               ------------                                -----------  ------------
                                                                148,415,993                                  9,938,842   158,354,835
                                                               ------------                                -----------  ------------
U.S. Treasury Notes -- 20.7%
  U.S. Treasury Note..........  4.00     1/31/96      75,000     74,789,094                                               74,789,094
  U.S. Treasury Note..........  4.63     2/15/96      35,000     34,927,637                                               34,927,637
  U.S. Treasury Note..........  4.63     2/29/96      25,000     24,941,084                                               24,941,084
  U.S. Treasury Note..........  9.38     4/15/96      50,000     50,676,676                                               50,676,676
  U.S. Treasury Note..........                                               7.88    7/31/96     10,000     10,133,799    10,133,799
                                                               ------------                                -----------  ------------
                                                                185,334,491                                 10,133,799   195,468,290
                                                               ------------                                -----------  ------------
Total U.S. Government
 Obligations
 (amortized cost
 $358,823,125)................                                  333,750,484                                 20,072,641   353,823,125
                                                               ------------                                -----------  ------------
REPURCHASE AGREEMENTS -- 57.4%
  CS First Boston Corp., dated
   11/30/95, with a maturity
   value of $40,006,556
   (Collateralized by
   $36,545,000 U.S. Treasury
   Notes, 8.88%, 2/15/99,
   market value --
   $40,994,173)...............  5.90     12/1/95      40,000     40,000,000                                               40,000,000
  CS First Boston Corp., dated
   11/30/95, with a maturity
   value of $31,573,674
   (Collateralized by
   $23,994,000 U.S. Treasury
   Bonds, 9.13% - 10.75%,
   8/15/05 - 5/15/18, market
   value -- $32,296,644)......                                               5.90    12/1/95     31,569     31,568,500    31,568,500
  Fuji Securities, Inc., dated
   11/30/95, with a maturity
   value of $32,005,244
   (Collateralized by
   $55,030,000 various U.S.
   Treasury securities, 0.00%
   - 13.88% 7/15/96 - 8/15/20,
   market value --
   $32,641,303)...............                                               5.90    12/1/95     32,000     32,000,000    32,000,000

                                               TREASURY FUND                            TREASURY TRUST FUND              PRO FORMA
                                -------------------------------------------  -----------------------------------------    COMBINED
                                                   PRINCIPAL    AMORTIZED                      PRINCIPAL    AMORTIZED    AMORTIZED
                                         MATURITY   AMOUNT         COST              MATURITY   AMOUNT        COST          COST
                                 RATE      DATE      (000)       (NOTE 2)    RATE      DATE      (000)      (NOTE 2)      (NOTE 1)
                                ------   --------  ---------   ------------  -----   --------  ---------   -----------  ------------
  Fuji Securities, Inc., dated
   11/30/95, with a maturity
   value of $74,197,115
   (Collateralized by
   $144,660,000 various U.S.
   Government securities,
   0.00% - 12.75% 4/30/96 -
   2/15/23, market value --
   $75,669,761)...............  5.90%    12/1/95   $  74,185   $ 74,184,957                                             $ 74,184,957
  J.P. Morgan Securities,
   dated 11/30/95, with a
   maturity value of
   $40,006,556 (Collateralized
   by $37,218,000 U.S.
   Treasury Notes, 8.25%,
   7/15/98, market value --
   $41,951,664)...............  5.90     12/1/95      40,000     40,000,000                                               40,000,000
  Merrill Lynch Securities,
   Inc., dated 11/30/95, with
   a maturity value of
   $74,197,116 (Collateralized
   by $168,004,000 U.S.
   Treasury Stripped Notes,
   5.75% - 12.00%, 2/15/96 -
   2/15/20, $75,669,442)......  5.90     12/1/95      74,185     74,184,958                                               74,184,958
  Morgan Stanley & Co., dated
   11/30/95, with a maturity
   value of $150,096,833
   (Collateralized by
   $184,699,338 Government
   National Mortgage Assoc.,
   6.50% - 8.50%, 1/1/00 -
   3/20/25, market value --
   $154,946,737)..............  5.81     12/4/95     150,000    150,000,000                                              150,000,000
  Prudential-Bache Securities,
   Inc., dated 11/30/95, with
   a maturity value of
   $40,006,544 (Collateralized
   by $50,437,000 various U.S.
   Government securities,
   0.00% - 6.88%, 4/30/97 -
   6/15/23, market value --
   $40,800,025)...............  5.89     12/1/95      40,000     40,000,000                                               40,000,000
  Sanwa BGK Securities, dated
   11/30/95, with a maturity
   value of $60,009,833
   (Collateralized by
   $59,233,000 various U.S.
   Government securities,
   0.00% - 6.88%, 9/19/96 -
   2/15/03, market value --
   $61,200,163)...............  5.90     12/1/95      60,000     60,000,000                                               60,000,000
                                                               ------------                                             ------------
Total Repurchase Agreements
 (amortized cost
 $541,938,415)................                                  478,369,915                                $63,568,500   541,938,415
                                                               ------------                                -----------  ------------
Total
 (amortized cost $812,120,399,
 $83,641,141, and $895,761,540
 respectively) -- 94.9%.......                                 $812,120,399                                $83,641,141  $895,761,540
                                                               ------------                                -----------  ------------
                                                               ------------                                -----------  ------------

------------------------------
Percentages are based on net assets of $943,898,039.
+ Effective yield at date of issuance.
Cost for federal income tax and financial reporting purposes are the same.

                  See Notes to Pro Forma Financial Statements.

                                 EMERALD FUNDS
                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  BASIS OF COMBINATION:
    The unaudited Pro Forma Combining Statements of Assets and Liabilities, Statements of Operations, and Schedules of Portfolio Investments reflect the accounts of four investment portfolios offered by Emerald Funds (the "Company"):
Prime Trust Fund and Treasury Trust Fund (the "Transferor Funds") and Prime Fund and Treasury Fund (the "Surviving Funds"), (collectively, "Funds") as if the proposed reorganization occurred as of and for the year ended November 30, 1995. These statements have been derived from books and records utilized in calculating daily net asset values at November 30, 1995.

    The Plan of Reorganization provides that at the time the reorganization becomes effective (the "Effective Time of the Reorganization"), all of the assets and liabilities of the Company's Prime Trust Fund and Treasury Trust Fund will be transferred to the Company's Prime Fund and Treasury Fund, respectively, such that at and after the Effective Time of the Reorganization, the assets and liabilities of the Transferor Fund will become and be the assets and liabilities of the Surviving Fund. In exchange for the transfer of assets and liabilities, the Company will issue to each Transferor Fund full and fractional Emerald Shares of the corresponding Surviving Fund, and the Transferor Fund will make a liquidating distribution of such Emerald Shares to its shareholders. The number of Emerald Shares of each Surviving Fund so issued will be equal in number to the number of full and fractional shares representing interests in the corresponding Transferor Fund that are outstanding immediately prior to the Effective Time of the Reorganization. At and after the Effective Time of the Reorganization, all debts, liabilities and obligations of each Transferor Fund will attach to its corresponding Surviving Fund and may thereafter be enforced against the Surviving Fund to the same extent as if they had been incurred by it. The pro forma statements give effect to the proposed transfers described above.

    Under the pooling method of accounting for business combinations under generally accepted accounting principles, the basis on the part of the Surviving Funds of the assets of the Transferor Funds will be the fair market value of such assets on the closing date of the transaction. The Surviving Funds will recognize no gain or loss for federal tax purposes on their issuance of shares in the reorganization, and the basis to the Surviving Funds of the assets of the Transferor Funds received pursuant to the reorganization will equal the fair market value of the consideration furnished, and costs incurred, by the Surviving Funds in the reorganization -- I.E., the sum of the liabilities assumed, the fair market value of the Surviving Fund shares issued, and such costs. For accounting purposes, the Surviving Funds are the survivors of this reorganization. The pro forma statements reflect the combined results of operations of the Transferor Funds and the Surviving Funds. However, should such reorganization be effected, the statements of operations of the Surviving Funds will not be restated for precombination period results of the corresponding Transferor Funds.

    The Pro Forma Combining Statements of Assets and Liabilities, Statements of Operations, and Schedules of Portfolio Investments should be read in conjunction with the historical financial statements of the Funds which are incorporated by reference in the Statement of Additional Information.

    The Transferor Funds and the Surviving Funds are each separate money market portfolios of the Company, which is registered as an open-end management company under the Investment Company Act of 1940 (the "1940 Act"). The investment objectives, policies and fundamental limitations of the Prime Trust Fund and the Prime Fund are the same, and those of the Treasury Trust Fund and the Treasury Fund are the same. In addition, the purchase and redemption policies of each of these Funds are substantially similar and, except for the sub-adviser for the Transferor Funds, the service providers for each of the Funds are the same.

                                 EMERALD FUNDS
              NOTES TO PRO FORMA FINANCIAL STATEMENTS (CONTINUED)
                                  (UNAUDITED)

1.  BASIS OF COMBINATION: (CONTINUED)
    EXPENSES:

    Barnett Banks Trust Company, N.A. ("Barnett") serves as the Funds' investment adviser. Rodney Square Management Corporation (The "Sub-Adviser"), a subsidiary of Wilmington Trust Company, serves as the Transferor Funds' investment sub-adviser. Concord Holding Corporation ("Concord") served as the Funds' administrator for the period referenced and Emerald Asset Management, Inc. (the "Distributor") serves as the distributor of the Funds' shares. Concord and the Distributor are wholly owned subsidiaries of The BISYS Group, Inc.

    TRANSFEROR FUNDS:

    The Company has entered into an Investment Advisory Agreement with Barnett. Barnett, in turn, had entered into a Sub-Advisory Agreement with the
Sub-Adviser. The Company has entered into an Administration Agreement with Concord for the period referenced and a Distribution Agreement with the Distributor.

    Because of state and federal requirements applicable to the fiduciary accounts whose assets are invested in the Transferor Funds, the Investment Advisory Agreement for the Transferor Funds provides that Barnett is not entitled to any compensation from the Transferor Funds for its advisory services. The Company has agreed to pay the Sub-Adviser a fee at an annual rate of 0.15% of the average daily net assets of each of the Transferor Funds. Such fees are accrued daily and paid monthly. The Sub-Adviser is responsible for all purchases and sales of each Transferor Fund's portfolio securities, subject to the general supervision of both the Board of Trustees and Barnett. As Administrator, Concord assists in supervising the operations of the Transferor Funds and, for such services, is entitled to receive a fee at an annual rate of 0.15% of the average daily net assets of each of the Transferor Funds. Such fees are accrued daily and paid monthly. The Distributor does not receive a fee under the Distribution Agreement.

    The Sub-Adviser and Concord have voluntarily agreed to waive fees payable to them with respect to each Transferor Fund to the extent a Transferor Fund's ordinary operating expenses (including fees payable to the Sub-Adviser and Concord) exceed 0.40% of such Transferor Fund's average daily net assets. As a result of such expense limitations, both the Sub-Adviser and Concord have reimbursed $32,074 of their fees from the Prime Trust Fund and $32,055 of their fees from the Treasury Trust Fund for the year ended November 30, 1995.

    SURVIVING FUNDS:

    The Surviving Funds each issue three classes of shares: Emerald Shares, Emerald Service Shares and Investor Shares. Emerald Shares, Emerald Service Shares and Investor Shares are substantially the same except that Emerald Service Shares bear the fees that are payable under a Shareholder Services Plan (the "Service Plan"), and Investor Shares bear the fees that are payable under a plan adopted by the Board of Trustees pursuant to Rule 12b-1 under the Act (the "Distribution Plan") and fees payable under a Shareholder and Administrative Services Plan (the "Shareholder Plan"). In addition to fees paid pursuant to the Service Plan, the Distribution Plan and the Shareholder Plan, each class of shares of each Surviving Fund also bears the expenses associated with the printing of their shareholder reports.

    The Company has entered into an Investment Advisory Agreement with Barnett, an Administration Agreement with Concord for the period referenced and a Distribution Agreement with the Distributor.

    As investment adviser, Barnett manages the investments of each Surviving Fund and is responsible for all purchases and sales of each Surviving Fund's portfolio securities. For its services, Barnett is

                                 EMERALD FUNDS
              NOTES TO PRO FORMA FINANCIAL STATEMENTS (CONTINUED)
                                  (UNAUDITED)

1.  BASIS OF COMBINATION: (CONTINUED)
entitled to receive a fee at the annual rate of 0.25% of each Surviving Fund's average daily net assets. Barnett has voluntarily agreed to limit the fees it receives from the Surviving Funds to the following annual rates: 0.25% of each Fund's first $600 million of average daily net assets, 0.23%of the next $400 million of each Fund's average daily net assets, 0.21% of the next $1 billion of each of the Fund's average daily net assets and 0.19% of each Fund's average daily net assets in excess of $2 billion. For the year ended November 30, 1995, Barnett waived fees of $325,805 and $43,932 for the Prime Fund and Treasury Fund, respectively.

    As administrator, Concord assisted in supervising the operations of the Surviving Funds. For its services, Concord was entitled to a fee, accrued daily and payable monthly, at the following annual rates: 0.10% of each Fund's first $600 million of daily net assets, 0.09% of each Fund's next $400 million of daily net assets, 0.08% of each Fund's next $1 billion of daily net assets, and 0.07% of each Fund's daily net assets in excess of $2 billion. For the year ended November 30, 1995, there were no fees waived by Concord for the Surviving Funds.

    Barnett, Concord and the Sub-Adviser voluntarily agreed to waive fees payable to them with respect to each Surviving Fund to the extent a Fund's ordinary operating expenses (excluding fees payable under the Service Plan, the then-current Distribution Plan and the then-current Shareholder Plan) exceeded 0.40% of such Fund's average daily net assets. This voluntary waiver may be terminated at any time. For the year ended November 30, 1995, Barnett and Concord each agreed to reimburse expenses in the amount of $33,145 to the Prime Fund and $91,028 to the Treasury Fund for expenses in excess of this limitation.

    Under the Service Plan, institutions ("Service Organizations") agreed to provide support services to their clients who are beneficial owners of Emerald Service Shares of the Surviving Funds. For these services, the Surviving Funds agreed to pay the Service Organizations an annual fee of 0.35% of the average daily net asset value of each Surviving Fund's Emerald Service Shares outstanding. These payments are borne solely by Emerald Service Shares. Services are provided by Service Organizations which may include the Distributor, Barnett, the Sub-Adviser and their affiliates. For the year ended November 30, 1995, the Prime Fund and the Treasury Fund incurred expenses of $2,814,354 and $1,898,193, respectively, pursuant to the Service Plan, substantially all of which was earned by Barnett and its affiliates.

    Under the Distribution Plan in effect for the period referenced with respect to Investor Shares (now called "Retail" Shares) of the Surviving Funds, each Surviving Fund paid the Distributor for distribution expenses incurred in connection with the advertising and marketing of its Investor Shares and with the implementation and operation of the Distribution Plan. Payments by each Surviving Fund for distribution expenses under the Distribution Plan may not exceed an annual rate of 0.25% of the average daily net asset value of that Fund's outstanding Investor Shares. In addition, the Shareholder Plan provides for payments to the Administrator for certain administrative services that are related to the distribution of Investor Shares. The Administrator was entitled to payment for these services at the annual rate of 0.25% of the average daily net asset value of each Surviving Fund's outstanding Investor Shares. For the year ended November 30, 1995, the Prime Fund and the Treasury Fund paid the Distributor fees of $1,523,904 and $200,869, respectively pursuant to the Distribution Plan and the Shareholder Plan.

PRO FORMA ADJUSTMENTS AND PRO FORMA COMBINED COLUMNS

    The pro forma adjustments and pro forma combined columns of the statements of operations reflect the adjustments necessary to show expenses at the rates which would have been in effect if the

                                 EMERALD FUNDS
              NOTES TO PRO FORMA FINANCIAL STATEMENTS (CONTINUED)
                                  (UNAUDITED)

1.  BASIS OF COMBINATION: (CONTINUED)
Transferor Funds were included in the Surviving Funds for the year ended November 30, 1995. Investment advisory and administration fees in the pro forma combined column are calculated at the rates in effect for the Surviving Funds based upon the combined net assets of the Transferor Funds and the Surviving Funds. Legal and audit fees on a pro forma combined basis are estimated to be the amount reported for the Surviving Funds for the year ended November 30, 1995. All other pro forma combined expenses are based on the combined net assets of the funds and are, therefore, equal to the sum of the Transferor Funds' expenses and the Surviving Funds' expenses.

    For the year ended November 30, 1995, a portion of the investment advisory fees on a pro forma combined basis for each of the Surviving Funds were waived and certain fees were reimbursed as follows:

                                                            ADVISORY       FEES
                                                          FEES WAIVED   REIMBURSED
                                                          ------------  -----------
Prime Fund..............................................   $  349,132    $ 130,442
Treasury Fund...........................................   $   51,453    $ 246,166

    The pro forma schedules of portfolio investments give effect to the proposed transfer of such assets as if the reorganization had occurred at November 30, 1995.

2.  PORTFOLIO VALUATION AND SECURITIES TRANSACTIONS:
    Portfolio securities are value at amortized cost, which approximates market value. The amortized cost method involves valuing a security at cost on the date of purchase and thereafter assuming a constant amortization to maturity of the difference between the principal amount due at maturity and initial cost. In addition, the Funds may not (a) purchase any instrument with a remaining maturity greater than thirteen months unless such instrument is subject to a demand feature, or (b) maintain a dollar-weighted average maturity which exceeds 90 days.

    Securities transactions are recorded on the trade date. Realized gains and losses on the sales of investments are calculated on the identified cost basis. Interest income, including accretion of discount and amortization of premium on investment, is accrued daily.

3.  CAPITAL SHARES:
    The pro forma net asset values per share assume the issuance of Emerald Shares of the Surviving Funds which would have occurred at November 30, 1995 in connection with the proposed reorganization. The pro forma number of shares outstanding consists of the following:

                                                                    ADDITIONAL
                                                                  EMERALD SHARES
                                                   SHARES        ASSUMED ISSUED IN  PRO FORMA COMBINED
                                               OUTSTANDING AT           THE         SHARES AT NOVEMBER
                                              NOVEMBER 30, 1995   REORGANIZATION         30, 1995
                                              -----------------  -----------------  ------------------
Prime Fund..................................     1,809,309,750        131,098,672       1,940,408,422
Treasury Fund...............................       811,355,627        132,855,897         944,211,524

                                   FORM N-14

PART C.  OTHER INFORMATION

Item 15.  INDEMNIFICATION

    Indemnification of Registrant's principal underwriter against certain losses is provided for in Section V.3. of the Distribution Agreement incorporated herein by reference as Exhibit (7) (a). Indemnification of Registrant's Custodian is provided for in Article XV, Section 15, of the Custody Agreement incorporated herein by reference as Exhibit (9) (a). Indemnification of
Registrant's  Transfer Agent  and Dividend Disbursing  Agent is  provided for in
Section 9 of the Form of Transfer Agency Agreement incorporated herein by reference as Exhibit (13)(s). Indemnification of Registrant's Cash Management Service Provider is provided for in Article VI, Section 3, of the Cash Management and Related Services Agreement incorporated herein by reference as Exhibit (13)(t). Registrant has obtained from a major insurance carrier a trustees' and officers' liability policy covering certain types of errors and omissions. In addition, Section 9.3 of the Registrant's Agreement and Declaration of Trust incorporated herein by reference as Exhibit (1), provides as follows:

        9.3 INDEMNIFICATION OF TRUSTEES, REPRESENTATIVES AND EMPLOYEES. The Trust shall indemnify each of its Trustees against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and as counsel fees) reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be involved or with which he may be threatened, while as a Trustee or thereafter, by reason of his being or having been such a Trustee EXCEPT with respect to any matter as to which he shall have been adjudicated to have acted in bad faith, willful misfeasance, gross negligence or reckless disregard of his duties, PROVIDED that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless the Trust shall have received a written opinion from independent legal counsel approved by the Trustees to the effect that if either the matter of willful misfeasance, gross negligence or reckless disregard of duty, or the matter of bad faith had been adjudicated, it would in the opinion of such counsel have been adjudicated in favor of such person. The rights accruing to any person under these provisions shall not exclude any other right to which he may be lawfully entitled, PROVIDED that no person may satisfy any right of indemnity or reimbursement hereunder except out of the property of the Trust. The Trustees may make advance payments in connection with the indemnification under this Section 9.3, provided that the indemnified person shall have given a written undertaking to reimburse the Trust in the event it is subsequently determined that he is not entitled to such indemnification.

        The Trustees shall indemnify representatives and employees of the Trust to the same extent that Trustees are entitled to indemnification pursuant to this Section 9.2.

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    Section 9.6 of the Registrant's Agreement and Declaration of Trust, incorporated herein by reference as Exhibit (1), also provides for the indemnification of shareholders of the Registrant. Section 9.6 states as follows:

        9.6 INDEMNIFICATION OF SHAREHOLDERS. In case any Shareholder or former Shareholder shall be held to be personally liable solely by reason of his being or having been a Shareholder and not because of his acts or omissions or for some other reason, the Shareholder or former Shareholder (or his heirs, executors, administrators or other legal representatives or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets belonging to the classes of shares with the same alphabetical designation as that of the shares owned by such Shareholder to be held harmless from and indemnified against all loss and expense arising from such liability. The Trust shall, upon request by the Shareholder, assume the defense of any claim made against any Shareholder for any act or obligations of the Trust and satisfy any judgment thereon from such assets.

Item 16.  EXHIBITS

    (1) Agreement and Declaration of Trust of the Registrant dated March 15, 1988 is incorporated by reference to Exhibit (1) of Registrant's Registration Statement on Form N-1A filed on March 21, 1988.

    (2) Registrant's Code of Regulations is incorporated by reference to Exhibit
       (2) of Form N-1A, filed on March 21, 1988.

    (3) None.

    (4) Plan of Reorganization filed herewith as Appendix A to the Combined Proxy Statement/ Prospectus.

    (5) Form of Generic Share Certificate for all of the portfolios of Registrant is herein incorporated by reference to Exhibit 4(a) to Post-Effective Amendment No. 13 to Registrant's Registration Statement on Form N-1A filed on September 16, 1994.

    (6) (a) Investment Advisory Agreement between Registrant and Barnett Banks Trust Company, N.A. (Treasury Trust Fund and Prime Trust Fund) is incorporated by reference to Exhibit (5) (a) to Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form N-1A, filed on June 7, 1989.

        (b) Investment Advisory Agreement between Registrant and Barnett Banks Trust Company, N.A. (Tax-Exempt Trust Fund) is incorporated by reference to Exhibit (5) (b) to Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form N-1A, filed on June 7, 1989.

        (c) Investment Advisory Agreement between Registrant and Barnett Banks Trust Company, N.A. (Treasury Fund and Prime Fund) is incorporated by reference to Exhibit (5) (e) to Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form N-1A, filed on June 7, 1989.

        (d) Investment Advisory Agreement between Registrant and Barnett Banks Trust Company, N.A. (Equity Fund, Equity Income Fund, Short-Term
           Fixed Income Fund, U.S. Government Securities Fund, Florida Tax-Exempt Fund, Tax-Exempt Target Fund (Maturity 1995), Tax-Exempt Target Fund (Maturity 2000), and Tax-Exempt Target Fund (Maturity
           2005)) is incorporated by reference to Exhibit (5) (h) to Registrant's Post-Effective Amendment No. 5 to Registration Statement on form N-1A, filed on December 20, 1991.

        (e) Amended Investment Advisory Agreement between Registrant and Barnett Banks Trust Company, N.A. (Tax-Exempt Fund) is incorporated by reference to Exhibit (5) (f) to Registrant's Post-Effective Amendment No. 7 to Registration Statement on Form N-1A, filed on January 29, 1993.

        (f) Sub-Investment Advisory Agreement between Barnett Banks Trust Company, N.A. and Rodney Square Management Corporation (Treasury Trust Fund and Prime Trust Fund) is incorporated by reference to Exhibit (5) (g) to Registrant's Post-Effective Amendment No. 7 to Registration Statement on Form N-1A, filed on January 29, 1993.

        (g) Sub-Investment Advisory Agreement between Barnett Banks Trust Company, N.A. and Rodney Square Management Corporation (Tax-Exempt
           Fund) is incorporated by reference to Exhibit (5) (h) to Registrant's Post-Effective Amendment No. 7 to Registration Statement on Form N-1A, filed on January 29, 1993.

        (h) Form  of  Sub-Investment Advisory  Agreement  (International  Equity
           Fund) is incorporated by reference to Exhibit (5)(h) to Registrant's Post-Effective Amendment No. 16 to Registration Statement on Form N-1A, filed on October 11, 1995.

        (i) Amendment No. 1 to Investment Advisory Agreement between Registrant and Barnett Banks Trust Company, N.A. dated January 4, 1994 is incorporated by reference to Exhibit (5) (i) to Registrant's Post-Effective Amendment No. 10 to Registration Statement on Form N-1A, filed on January 28, 1994.

        (j) Amendment No. 2 to Investment Advisory Agreement between Registrant and Barnett Banks Trust Company, N.A. is incorporated by reference to Exhibit (5)(j) to Registrant's Post-Effective Amendment No. 16 to Registration Statement on Form N-1A, filed on October 11, 1995.

    (7) (a) Distribution Agreement between Registrant and Emerald Asset Management, Inc. dated as of January 4, 1994 is incorporated by reference to Exhibit (6) (b) to Registrant's Post-Effective Amendment No. 10 to Registration Statement on Form N-1A, filed on January 28, 1994.

        (b) Amendment No. 1 to Distribution Agreement between Registrant and Emerald Asset Management, Inc. is incorporated by reference to Exhibit (6)(b) to Registrant's Post-Effective Amendment No. 16 to Registration Statement on Form N-1A, filed on October 11, 1995.

    (8) None.

    (9) (a) Custody Agreement between Registrant and The Bank of New York is incorporated by reference to Exhibit (8) (a) to Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form N-1A, filed on June 7, 1989.

        (b) Form of Amendment No. 1 to Custody Agreement with respect to the addition of global custody with respect to the International Equity Fund is incorporated by reference to Exhibit (8)(b) to Registrant's Post-Effective Amendment No. 17 to Registration Statement on Form N-1A, filed on February 1, 1996.

    (10)(a) Distribution Plan with Related Agreements for Class A Shares (Equity Fund, U.S. Government Securities Fund, Florida Tax-Exempt Fund, Small Capitalization Fund, Balanced Fund, Short-Term Fixed Income Fund and Managed Bond Fund) is incorporated by reference to Exhibit (15) (b) to Registrant's Post-Effective Amendment No. 11 to Registration Statement on Form N-1A, filed March 31, 1994.

        (b) Distribution Plan with Related Agreements for Class B Shares (Equity Fund, U.S. Government Securities Fund, Florida Tax-Exempt Fund, Small Capitalization Fund,

           Balanced Fund, Short-Term Fixed Income Fund and Managed Bond Fund) is incorporated by reference to Exhibit (15) (c) to Registrant's Post-Effective Amendment No. 11 to Registration Statement on Form N-1A, filed March 31, 1994.

        (c) Distribution Plan with Related Agreements for Investor Class Shares (Prime Fund, Treasury Fund and Tax-Exempt Fund) is incorporated by reference to Exhibit (15) (d) to Registrant's Post-Effective Amendment No. 11 to Registration Statement on Form N-1A, filed March 31, 1994.

        (d) Combined Amended and Restated Distribution and Service Plan with Related Agreement for Retail Shares (All Funds) is incorporated by reference to Exhibit (15)(b) to Registrant's Post-Effective Amendment No. 17 to Registration Statement on Form N-1A, filed on February 1, 1996.

        (e) Revised Plan pursuant to Rule 18f-3 for operation of a Multi-Class System is incorporated by reference to Exhibit (18) to Registrant's Post-Effective Amendment No. 17 to Registration Statement on Form N-1A filed in February, 1996.

    *(11) Opinion and consent of counsel that shares are validly issued, fully paid and non-assessable.

    (12) Opinion of Drinker Biddle & Reath as to tax matters and consequences (including consent of such firm).

    (13)(a) Administration Agreement between Registrant and Concord Holding Corporation (Treasury Trust Fund and Prime Trust Fund) is
           incorporated by reference to Exhibit (9) (a) to Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form N-1A, filed on June 7, 1989.

        (b) Administration Agreement between Registrant and Concord Holding Corporation (Tax-Exempt Trust Fund) is incorporated by reference to Exhibit (9) (b) to Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form N-1A, filed on June 7, 1989.

        (c) Administration Agreement between Registrant and Concord Holding Corporation (Treasury Fund and Prime Fund) is incorporated by reference to Exhibit (9) (c) to Registrant's Post-Effective Amendment No. 2 to Registration Statement on Form N-1A, filed on March 30, 1990.

        (d) Amendment No. 1 to Administration Agreement dated October 1, 1989 between Registrant and Concord Holding Corporation (Treasury Fund and Prime Fund) is incorporated by reference to Exhibit (9)(d) to Registrant's Post-Effective Amendment No. 16 to Registration Statement on Form N-1A, filed on October 11, 1995.

        (e) Administration Agreement between Registrant and Concord Holding Corporation (Tax-Exempt Fund) is incorporated by reference to Exhibit 9(d) to Registrant's Post-Effective Amendment No. 2 to Registration Statement on Form N-1A, filed on March 30, 1990.

        (f) Administration Agreement between Registrant and Concord Holding Corporation (Equity Fund, U.S. Government Securities Fund, Florida Tax-Exempt Fund, Small Capitalization Fund, Short-Term Fixed Fund, Managed Bond Fund and Balanced Fund) dated as of March 1, 1994 is incorporated by reference to Exhibit (9) (g) to Registrant's Post-Effective Amendment No. 11 to Registration Statement on Form N-1A, filed on March 31, 1994.

------------------------
* Filed with the Securities and Exchange Commission under Rule 24f-2 as part of the Registrant's Rule 24f-2 Notice.

        (g) Form of Amendment No. 2 to Administration Agreement between Registrant and Concord Holding Corporation is incorporated by reference to Exhibit (9)(g) to Registrant's Post-Effective Amendment No. 16 to Registration Statement on Form N-1A, filed on October 11, 1995.

        (h) Form of Administration Agreement between Registrant and BISYS Fund Services Limited Partnership is incorporated by reference to Exhibit
           (9)(a) to Registrant's Post-Effective Amendment No. 17 to Registration Statement on Form N-1A, filed on February 1, 1996.

        (i) Shareholder Servicing Agent Agreement between Registrant and Concord Financial Services, Inc. dated as of January 3, 1994 is incorporated by reference to Exhibit (9) (o) to Registrant's Post-Effective Amendment No. 10 to Registration Statement on Form N-1A, filed on January 28, 1994.

        (j) Revised Shareholder Services Plan for Emerald Service Shares is incorporated by reference to Exhibit (9) (f) to Registrant's Post-Effective Amendment No. 10 to Registration Statement, filed on January 28, 1994.

        (k) Shareholder and Administrative Services Plan with Shareholder and Administrative Service Agreement for Investor Shares (Prime Fund, Treasury Fund and Tax-Exempt Fund) dated as of March 1, 1994 is incorporated by reference to Exhibit (9) (h) to Registrant's Post-Effective Amendment No. 11 to Registration Statement on Form N-1A, filed on March 31, 1994.

        (l) Shareholder and Administrative Services Plan with Shareholder and Administrative Service Agreement for Class A Shares for the Trust's non-money market funds dated as of March 1, 1994 is incorporated by reference to Exhibit (9) (i) to Registrant's Post-Effective Amendment No. 11 to Registration Statement on Form N-1A, filed on March 31, 1994.

        (m) Shareholder and Administrative Services Plan with form of Shareholder and Administrative Service Agreement for Class B Shares for the Trust's non-money market funds dated as of March 1, 1994 is incorporated by reference to Exhibit (9) (j) to Registrant's Post-Effective Amendment No. 11 to Registration Statement on Form N-1A, filed on March 31, 1994.

        (n) Revised form of Servicing Agreement for Emerald Service Shares is incorporated by reference to Exhibit (9)(g) to Registrant's Post-Effective Amendment No. 14 to Registration Statement on Form N-1A, filed on March 28, 1995.

        (o) Shareholder Processing and Services Plan and Form of Servicing Agreement for Emerald Service Shares is incorporated by reference to Exhibit (9)(b) to Registrant's Post-Effective Amendment No. 17 to Registration Statement on Form N-1A, filed on February 1, 1996.

        (p) Shareholder Processing Plan and Form of Servicing Agreement for Retail Shares is incorporated by reference to Exhibit (9)(c) to Registrant's Post-Effective Amendment No. 17 to Registration Statement on Form N-1A, filed on February 1, 1996.

        (q) Transfer Agency Agreement between Registrant and DST Systems,Inc. (formerly Supervised Services Company, Inc.) is incorporated by reference to Exhibit (8) (b) to Registrant's Post-Effective Amendment No. 7 to Registration Statement on Form N-1A, filed on January 29, 1993.

        (r) Sub-Transfer Agency Agreement Among Registrant, DST Systems, Inc. (formerly Supervised Services Company, Inc.) and Concord Financial Services, Inc. dated as of January 3, 1994 is incorporated by reference to Exhibit (9) (p) to Registrant's Post-Effective Amendment No. 10 to registration Statement on Form N-1A, filed on January 28, 1994.

        (s) Form of Transfer Agency Agreement between Registrant and BISYS Fund Services, Inc. is incorporated by reference to Exhibit (9)(d) to Registrant's Post-Effective Amendment No. 17 to Registration Statement on Form N-1A, filed on February 1, 1996.

        (t) Cash Management and Related Services Agreement between Registrant and the Bank of New York dated as of January 3, 1994 is incorporated by reference to Exhibit (9) (q) to Registrant's Post-Effective Amendment No. 10 to registration Statement on Form N-1A, filed on January 28, 1994.

        (u) Fund Accounting Agreement between Concord Holding Corporation and The Bank of New York (all Funds) is incorporated by reference to Exhibit (9) (e) to Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form N-1A, filed on June 7, 1989.

        (v) Form of Fund Accounting Agreement between BISYS Fund Services Limited Partnership and BISYS Fund Services, Inc. is incorporated by reference to Exhibit (9)(f) to Registrant's Post-Effective Amendment No. 17 to Registration Statement on Form N-1A, filed on February 1, 1996.

    (14)(a) Consent of Price Waterhouse LLP.

        (b) Consent of Drinker Biddle & Reath.

    (15) None.

    (16)  Powers of Attorney for Chesterfield H. Smith, John G. Grimsley, Raynor
       E. Bowditch, Mary Doyle, Albert D. Ernest and Martin R. Dean.

    (17)(a) Declaration pursuant to Rule 24f-2 under the Investment Company Act of 1940 of the Registrant.

        (b) Forms of Proxy.

        (c) Prospectus dated April 1, 1996 for Emerald Funds' Prime, Treasury and Tax-Exempt Funds (Emerald and Emerald Service Shares) is incorporated by reference to Registrant's Post-Effective Amendment No. 17 to Registration Statement on Form N-1A, filed on February 1, 1996.

        (d) Prospectus dated April 1, 1996 for Emerald Funds' Prime Trust and Treasury Trust Funds is incorporated by reference to Registrant's Post-Effective Amendment No. 17 to Registration Statement on Form N-1A, filed on February 1, 1996.

        (e) Statement of Additional Information dated April 1, 1996 for Emerald Funds' Prime, Treasury and Tax-Exempt Funds (Emerald and Emerald Service Shares) is incorporated by reference to Registrant's Post-Effective Amendment No. 17 to Registration Statement on Form N-1A, filed on February 1, 1996.

        (f) Prospectus dated April 1, 1996 for Emerald Funds' Prime Trust and Treasury Trust Funds is incorporated by reference to Registrant's Post-Effective Amendment No. 17 to Registration Statement on Form N-1A, filed on February 1, 1996.

        (g) Annual Report to Shareholders dated November 30, 1995 for Emerald Funds' Prime, Treasury and Tax-Exempt Funds (Emerald and Emerald Service Shares) is incorporated by reference to the Registrant's File No. 811-5515, filed on January 29, 1996.

        (h) Annual Report to Shareholders dated November 30, 1995 for Emerald Funds' Prime Trust and Treasury Trust Funds is incorporated by reference to the Registrant's File No. 811-5515, filed on January 30, 1996.

Item 17.  UNDERTAKINGS

    (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended (the "1933 Act"), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

    As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of Jacksonville and State of Florida, on this 26th day of February, 1996.

                                          EMERALD FUNDS
                                          Registrant

                                          By:        /s/ John G. Grimsley

                                             -----------------------------------
                                                 John G. Grimsley, President

    As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                      SIGNATURE                                       TITLE                         DATE
------------------------------------------------------  ---------------------------------  ----------------------

                *Chesterfield H. Smith
     -------------------------------------------        Chairman of the Board of Trustees  February 26, 1996
                Chesterfield H. Smith

                 /s/ John G. Grimsley
     -------------------------------------------        President (Chief Executive         February 26, 1996
                   John G. Grimsley                      Officer and Trustee)

                   *Martin R. Dean
     -------------------------------------------        Treasurer (Principal Financial     February 26, 1996
                    Martin R. Dean                       and Accounting Officer)

                 *Raynor E. Bowditch
     -------------------------------------------        Trustee                            February 26, 1996
                  Raynor E. Bowditch

                  *Albert D. Ernest
     -------------------------------------------        Trustee                            February 26, 1996
                   Albert D. Ernest

                     *Mary Doyle
     -------------------------------------------        Trustee                            February 26, 1996
                      Mary Doyle

*By: John G. Grimsley,
Attorney-in-Fact

                                EMERALD FUNDS

                           CERTIFICATE OF SECRETARY


     The following resolution was duly adopted by the Board of Trustees of Emerald Funds at a meeting held on January 31, 1996 and remains in effect on the date hereof:


            FURTHER RESOLVED, that the trustees and officers of the Trust who may be required to execute such Registration Statement on Form N-14 (and any amendments thereto), and each of them, hereby appoint John G. Grimsley and William B. Blundin, and either of them, their true and lawful attorney, or attorneys to execute in their name, place and stead, in their capacity as trustee or officer, or both, of the Trust, the Registration Statement on Form N-14, and any amendments thereto, and all instruments necessary or incidental in connection therewith, and to file the same with the Securities and Exchange Commission; and either of said attorneys shall have power to act thereunder with or without the other of said attorney and shall have full power of substitution and re-substitution; and either of said attorneys shall have full power and authority to do and perform in the name and on behalf of each of said trustees or officers, or any or all of them, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises, as fully and to all intents and purposes as each of said trustees or officers, or any or all of them, might or could do in person, said acts of said attorneys, or either of them, being hereby ratified and approved.

                                       EMERALD FUNDS


                                   By: /s/ Jeffrey Dalke
                                       -----------------
                                       Jeffrey Dalke
                                       Secretary

Dated:  March 1, 1996

                                 EXHIBIT INDEX

  EXHIBIT NO.                                            DESCRIPTION                                           PAGE NO.
---------------  -------------------------------------------------------------------------------------------  -----------
       (12)      Opinion and consent of Drinker Biddle & Reath as to tax matters and consequences.
       (14)(a)   Consent of Price Waterhouse LLP.
       (14)(b)   Consent of Drinker Biddle & Reath.
       (16)      Powers of Attorney for Chesterfield H. Smith, John G. Grimsley, Raynor E. Bowditch, Mary
                  Doyle, Albert D. Ernst and Martin R. Dean.
       (17)(a)   Declaration pursuant to Rule 24f-2 under Investment Company Act of 1940 of the Registrant.
       (17)(b)   Forms of Proxy.